U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                             PRIMEHOLDINGS.COM, INC.
                 (Name of Small Business Issuer in its charter)


                Delaware                                   87-0481402
     (State or Other Jurisdiction of                    (I.R.S. Employer
      Incorporation or Organization)                   Identification No.)

6955 Union Park Center, Suite 390, Midvale, UT                84047
 (Address of Principal Executive Offices)                   (Zip Code)

                                 (801) 562-1444
                         (Registrant's Telephone Number)

         Securities to be registered under Section 12(b) of the Act:

                                            Name of Each Exchange on Which Each
 Title of Each Class To Be So Registered         Class Is To Be Registered
 ---------------------------------------         -------------------------
                  None                                      None

         Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $.0666 per share
                                (Title of class)


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PRIMEHOLDINGS.COM, INC.

                         TABLE OF CONTENTS TO FORM 10-SB

PART I.......................................................................1
   ITEM 1. DESCRIPTION OF BUSINESS...........................................1
   ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION........12
   ITEM 3. DESCRIPTION OF PROPERTY..........................................15
   ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...15
   ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....17
   ITEM 6. EXECUTIVE COMPENSATION...........................................18
   ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................19
   ITEM 8. DESCRIPTION OF SECURITIES........................................19

PART II.....................................................................23
   ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
           EQUITY AND OTHER SHAREHOLDER MATTERS.............................23
   ITEM 2. LEGAL PROCEEDINGS................................................24
   ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....................25
   ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES..........................25
   ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS........................31

PART F/S....................................................................33

PART III....................................................................33
   ITEM 1. INDEX TO EXHIBITS................................................33

                                     PART I

Item 1. Description of Business

Forward-Looking Statements

         Certain statements in this Form 10-SB constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. These provisions do not apply to initial public offerings. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: dependence on proprietary technology; technological changes and costs of technology; industry trends; competition; ability to develop markets and market acceptance; product demand; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in government regulation; general economic and business conditions; and other factors. Such forward-looking statements speak only as of the date of this Form 10-SB. The Company's actual results for future periods could differ materially from those anticipated or projected.

Business Development

         PrimeHoldings.com, Inc. is primarily engaged in the development and commercialization of technologies relating to the capturing and exchange of electronic business information. The Company is seeking to exploit certain computing and wireless technologies focused on capturing, managing, and distributing key business data. In addition, the Company has recently acquired a facility which may be utilized to co-locate web servers and other equipment of Internet-based businesses. Accordingly, the Company believes that it is positioned to capitalize on the growth of electronic commerce opportunities in these sectors of e-commerce. The Company currently has four subsidiaries:

o        bCard, Inc.
o        Navilor, Inc.
o        GolfAgent USA, Inc.
o        UniQuest Communications, Inc.

Management does not consider GolfAgent USA, Inc. or UniQuest Communications, Inc. material to its operations. GolfAgent USA recently allowed its license to an online tee time reservation system to return to the licensor. GolfAgent's current operations are limited to actively seeking viable technology to provide online tee time reservation services. GolfAgent USA has not produced any revenue to date. UniQuest Communications is an operational subsidiary. However, UniQuest's revenues are immaterial to Company operations.

         As used herein, the term "Company" means PrimeHoldings.com, Inc. ("PrimeHoldings") and its subsidiaries, bCard, Inc. ("bCard"), Navilor, Inc. ("Navilor"), GolfAgentUSA, Inc. ("GolfAgent USA"), UniQuest Communications, Inc. ("UniQuest"), and on a consolidated basis, unless the context clearly indicates otherwise.

         PrimeHoldings was originally incorporated as Analyst Express, Inc. under the laws of the State of Delaware on June 16, 1988. The Company's name was changed to "Market Lead International Corporation" effective December 12, 1990, to "PrimeSource Communications Holdings, Inc.," effective June 30, 1998 and to "PrimeHoldings.com, Inc., effective July 20, 1999. On June 8, 1998, the Company effectuated a 1 for 1.333 reverse stock split of its outstanding shares resulting in the Company having approximately 656,157 shares of common stock outstanding immediately after the reverse stock split.

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         Effective June 30, 1998, PrimeSource Communications Holdings, Inc.
entered into a share exchange agreement and plan of reorganization with PrimeSource Solutions, Inc. Under the agreement, Prime Source Communications Holdings, Inc. acquired all of the issued and outstanding common stock of PrimeSource Solutions, Inc. in exchange 5,577,275 shares of PrimeHoldings' common stock. The Company accounted for the transaction as a recapitalization. All assets and liabilities were carried at historical cost. PrimeSource Communications, Inc. (a Utah corporation) was organized in March 1996 and changed its name to "PrimeSource Solutions, Inc.," effective July 16, 1998, to "PrimeSourceNet, Inc.," effective Feb. 1, 1999 and to "Navilor, Inc.," effective August 4, 1999. Its operating activities since inception have related primarily to the acquisition and development of computing technologies (including neural networks and other forms of artificial intelligence to provide character recognition systems and software). As of the date of this report, PrimeHoldings owns all of Navilor's outstanding common stock.

         In July of 1999, the Company acquired an option to purchase certain business assets and to assume certain leases and customer contracts from Automated Solutions, Inc., dba Intelisys. The Company exercised its option to purchase those business assets and assume the leases and customer contract obligations in that same month. The certain business assets, which included furniture, equipment, non-proprietary commercially available software and leasehold improvements, were acquired for $250,000 cash. As part of the transaction, the Company acquired a fully paid non-exclusive, non-assignable, perpetual license to use Automated Solutions, Inc. source code for data extraction software known as the "Neural Cube(TM)" and the "ADEPT System(TM)." The total consideratiOn for the source code was $150,000 cash. One of the leases the Company assumed was a real property lease where Automated Solutions, Inc. was then conducting business. The lease included an option to acquire the real property, building and improvements. The Company exercised this option by purchasing the building in October 2000. Navilor uses the source code and other assets acquired in its character recognition systems and software business.

         Effective December 31, 1998, PrimeHoldings acquired UniQuest through its acquisition of all the outstanding common stock of UniQuest (the "UniQuest Acquisition"). As consideration for the UniQuest Acquisition, PrimeHoldings issued to the stockholders of UniQuest 1,000 shares of PrimeHoldings' common stock. Management believes the 1,000 PrimeHoldings shares had a total value of approximately $2,700 on the date of the UniQuest Acquisition which value was believed to be substantially equal to the value of the all of outstanding UniQuest common stock on said date. UniQuest (a Utah corporation) was organized in April 1995. Its operating activities have related primarily to the marketing of telecommunications services as an agent of Lightyear Communications, Inc., formerly Unidial, Inc. UniQuest is a wholly owned subsidiary of PrimeHoldings.

         Effective March 5, 1999, PrimeHoldings acquired bCard through its acquisition of 80% of the outstanding common stock of bCard (the "bCard Acquisition"). As consideration for the bCard Acquisition, PrimeHoldings agreed to pay bCard $100,000 cash, $400,000 in the form of a promissory note and to issue 500,000 shares of PrimeHoldings common stock to the founders of bCard. Management believes the 500,000 PrimeHoldings shares had a value of approximately $562,500 on the date of the bCard Acquisition and the value of the bCard shares acquired was believed to be approximately $1,062,500 on said date. bCard (a Utah corporation) was organized in January 1999. Its operating activities since inception have related primarily to selling and providing trade show and event registration services, lead retrieval services and related membership based incentive point programs. As of the date of this report, PrimeHoldings owned 80% of bCard's outstanding common stock.

         Effective October 12, 1999, PrimeHoldings acquired GolfAgent USA through its acquisition of all of the issued and outstanding common stock of GolfAgent USA (the "GolfAgent USA Acquisition"). As consideration for the GolfAgent USA Acquisition, PrimeHoldings issued to the stockholders of GolfAgent USA 250,000 shares of PrimeHoldings' common stock and issued an additional 250,000 shares of PrimeHoldings' common stock that were to vest upon achievement of certain milestones. Due to inactivity, the additional 250,000 shares have not vested. Management believes the 250,000 PrimeHoldings shares had a value of approximately $312,500 on the date of the GolfAgent USA Acquisition which value was believed to be substantially equal to value of the all of the outstanding GolfAgent USA common stock on said date. GolfAgent USA (a Nevada corporation) was organized in June 1995 as Camelot Holdings, Inc. and changed its name to "Pelican Hill Holding Company," effective September 16, 1999, and to "GolfAgent USA, Inc., effective April 17, 2000. GolfAgent USA had no financial operations prior to the GolfAgent USA Acquisition. Its operating activities since the GolfAgent USA Acquisition have related to market research and determination of the viability of the GolfAgent USA licensed software application. During the

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current year GolfAgent USA allowed its licensed software application to return to the licensor. GolfAgent USA is a wholly owned subsidiary of PrimeHoldings.

         The Company's principal executive offices are located at 6955 Union Park Center, Suite 390, Midvale, Utah 84047. Its telephone number is (801) 562-1444.

Products and Services

         PrimeHoldings conducts its business through its subsidiaries. The products and services of the Company are as follows:

         The bCard Technology

         Through bCard, the Company focuses on the development and application of an Internet-based business-to-business information exchange. bCard's primary objective is to create a new way to manage "business card" information that Web-based technology can automate in the information exchange process. Management believes the rapid development of the Internet as an essential business tool is redefining how corporate and product information is shared.

         bCard's principal business product is a universal electronic business card that was developed based on smart card technology. Smart card technology allows the storage of data on a card that is similar in size and feel to an ordinary credit card. The storage is accomplished by an integrated microprocessor or memory chip located within the body of the card. Smart card technology is not a proprietary product of bCard, but is widely available and employed by many companies in a broad variety of applications. A bCard, employing this Smart card technology, can store large amounts of digital information that can be shared to aid in communication between business professionals and in commerce by business entities. The bCard can be used to provide registration to events, exhibitors and attendees. Typically, an event provider hires bCard to provide event registration services. Upon registration, attendees are issued a bCard with information specific to each attendee stored on the bCard. Attendees are not charged an additional fee for the bCard, rather the cost of this service is included in the fee received by bCard from the event provider. Exhibitors then rent bCard readers from the Company to process information from attendees' bCards. As attendees visit exhibitors, attendees may give the vendor information about attendee that is stored on the bCard for marketing purposes or for the purposes of forwarding information regarding a vendor's products or services. Vendors may also purchase points on a bCard incentive program that are redeemable for miles on frequent flyer programs (other benefits are expected to be offered in the future). Currently, bCard points are redeemable for miles on United Airlines, American Airlines and Delta Airlines. Attendees who give bCard information to vendors offering points can then redeem their points through a bCard.net account at the Company operated web site www.bCard.net. The bCard.net account is automatically set up in the attendee's name when the bCard is issued. Since inception bCard has distributed over 450,000 bCards.

         In February 2000, bCard signed a three-year contract with American Show Management, Inc., a producer of Information Technology events, to provide registration and information management services for 56 events in 2000. The Company also agreed to provide registration and information management services to Imark Communications for 15 events in 2000 and provided registration and information management services at 13 additional events in 2000. During 1999, bCard provided registration and information management services at 46 American Show Management, Inc. produced events and at 11 Imark Communications produced events.

         The Company anticipates that its future success will be highly dependent on its arrangements with American Show Management, Inc., which has been acquired by Imark Communications and is now known as Imark Communications West, (together with Imark Communications East, "Imark"). The Company has agreed to provide registration and information management services for an estimated 70 events for Imark in 2001 and anticipates providing its services to other producers of an estimated additional 15 events. The Company anticipates that the revenue generated from the Imark agreement will comprise a significant portion of the Company's revenues in the future. The number of shows projected during 2001 is forward looking information and is subject to many risks and uncertainties, including the fact that the Imark agreement does not guarantee a minimum number of shows. There can be no assurance that bCard will provide

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services to the number of shows projected during 2001, that these arrangements will result in substantial revenue or that bCard services will be performed profitably.

         bCard is striving to establish a global electronic business card technology that will create a new Internet-based communications environment for business-to-business transactions. www.bCard.net, the registered web address, may then become a global business-to-business communications portal. bCard. has been established as a recognized smart card, web-based e-market technology and service provider to the tradeshow, meeting and seminar industry. Since establishment, bCard. has managed nearly 100 events, issuing over 450,000 smart cards and has run marketing applications for more than 7,000 tradeshow exhibitors. bCard.net has also entered into several strategic alliances with service providers in the trade show industry to provide software under OEM agreements. These are currently identified as Compu Systems, NewLeads, Bartazan and Rippleware, with more expected to follow in the months to come.

         Electronic Data Extraction

         Through Navilor, the Company has utilized licensed and proprietary computing technologies to capture, manage and distribute key business data from forms and other business documents. Navilor recently suspended its data extraction services in a restructuring which involved acquisition of the building in which Navilor is housed and expects to return to data extraction processing following the restructuring.

         The Company's data extraction technology converts information on paper documents to electronic images through high-speed scanning and image capture capabilities. Electronic data is then extracted, processed, and stored online for future retrieval.

         Recently, Navilor has provided data extraction services to Covenant Transport, Inc., Pepsi Cola Company and Interim Services, Inc. These services were provided under non-binding arrangements with these companies. These arrangements did not require a minimum volume of documents and could be terminated without penalty.

         In October 2000, the Company exercised its option to buy the one-story concrete building formerly occupied by Intelisys and now home to Navilor. This facility is a "secure" data center with executive offices, computer labs, warehouse, and general IT provisioning throughout. Much of the infrastructure and hardware are current technologies. Some of the building's features are dated but in good condition. The Company believes the building has multiple possible uses including the possible use of the building as a state-of-the-art co-location facility. The Company took a first and second mortgage to finance the purchase of the building located in Roy, Utah in the amounts of $600,000 and $570,000, respectively.

         Navilor's target customers are businesses that currently utilize highly paper-intensive processes to capture, manage and disseminate data. These companies may benefit from Navilor's proprietary and licensed technologies and computing mechanisms, which may assist customers in managing business data efficiently and cost effectively in an electronic service bureau environment which features:

         o        Availability of global accessibility through the Internet.
         o Data security through the use of encryption, electronic authentication and firewalls.
         o Custom programming to support input from, or output to many data sources.
         o A proprietary neural network-based engine that provides high recognition accuracy rates of hand-written or machine-generated characters.

         Navilor currently relies on word-of-mouth advertising and existing customers to generate business. Navilor seeks to offer each customer a customized solution for their forms processing needs.

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         Past Online Tee Time Reservation System

         In October of 1999, through the acquisition of GolfAgent USA, the Company acquired the right to operate under a license of Baron Systems, plc, a United Kingdom organization. The license allowed GolfAgent USA to employ certain proprietary software to support a computerized, Internet-based, real time, tee-time management solution to public and private daily fee golf courses offering an automated method of booking tee times.

         GolfAgent USA, Inc. has not generated any revenue since its acquisition in October 1999. In examining subsequent developments in the market for tee-time solution products, including heightened competition in that market segment, Management considered and rejected further development of the GolfAgent USA license in favor of pursuing acquisition of other similarly configured, but more suitable products. Consequently, the Company let the license rights return to Baron Systems under agreement with that organization.

         Management continues to pursue opportunities in this market segment and other wireless vertical market niches. No material agreements have been reached with other solution providers, and there can be no guarantee that the Company will be successful in securing a license for solution-based software and applications in this market segment, which will be profitable.

         Telecommunications Services Marketing

         UniQuest markets certain telecommunications services as an independent agent of Lightyear Communications, Inc. ("Lightyear"), formerly UniDial, Inc., a telecommunications services company. Lightyear, in conjunction with its vendor partners, offers an integrated suite of telecom services primarily to small and medium-sized business customers. Products and services range from data, long distance and local voice, to global communications and the Internet. Under an Agent's Agreement, UniQuest markets various telecommunications services for Lightyear, as its agent. UniQuest has no power to contract for or on behalf of Lightyear, Inc. The Company does not consider UniQuest a material part of its operation and does not expect UniQuest to generate material revenues in the future.

Government Regulation

         The Company's businesses are subject to federal and state regulation applicable to businesses generally. There are relatively few laws specifically directed towards electronic, Internet and telecommunications services marketing which the Company provides. Other than these general laws, applicable to most businesses or Internet-based companies, the Company knows of no state or federal agency, which directly regulates the activities of the Company. The Company is not presently required to provide regulatory reports to any state or federal agency.

         There are now pending in the U.S. Congress a number of legislative proposals dealing with issues pertaining to commerce on the Internet. Some of these proposals, if passed, would place restraints on the ability of companies engaging in Internet commerce. Of the regulatory components contained in these proposals, those pertaining to the use of personal data of customers and taxation on sales would have some impact on the Company's operations.

         Proposals restricting the use of personal information of customers (a practice known as "data mining") generally would prohibit the Company from vending or using the personal data of customers without first disclosing the data's intended use to customers and providing the customer the opportunity to prohibit the use of the information or "opt-out." The enactment of such legislation may have the effect of curbing the ability of the Company to utilize a customer's data without that customer's permission. Management believes that such legislation will likely become law in the near future. However, the revenue models of the Company do not presently plan on customer data as becoming a significant revenue source to the Company and management believes that of the pending legislation, none proposes a provision, which would materially interfere with the Company's current operations.

         Management is aware of efforts among the various states to levy taxes on Internet sales. There have been legislative hearings on proposals to implement laws designed to create an enforceable system of state taxation on Internet commerce. Management is not able to determine whether such proposals will result in the implementation of new tax laws regarding Internet commerce, but of the proposals presently under discussion, none appears to present a potential material impact to operations of the company were these proposals enacted into law.

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         There have been high-level, policy discussions concerning the refinement of U.S. Patent laws to examine possible areas of potential modification suggested by the methods by which companies have obtained U.S. Patents on processes related to the Internet. However, these discussions do not appear to present a material possibility of the enactment of legislation effecting the Company's business methodology or it's use of licensed technologies.

         While other changes in the regulatory environment relating to the Internet or the Company's services could have a material and adverse effect on the Company and its business, at this time, management is not aware of any proposals which would present the possibility of adverse effect and believes that such changes are unlikely in the near or foreseeable future.

Business Strategy

         To reach its target markets, the Company plans to use a multiple channel marketing approach utilizing telesales, direct territory representative marketing, print media advertising, Internet banner advertising, and leveraging from existing business relationships.

         The Company currently markets its bCard technologies and services through direct sales and marketing. The Company maintains a separate sales and marketing staff for bCard, enabling the sales personnel to develop customer relationships and expertise in bCard's business. The Company believes that an experienced sales staff is critical to initiating and maintaining bCard's customer relationships and businesses. They are currently looking for third party, web based registration companies to further roll this plan out.

         The Company currently does not maintain marketing or sales personnel, GolfAgent USA or UniQuest. The Company currently relies on word of mouth advertising and existing customers to generate additional business for Navilor. The Company is not actively seeking additional business in UniQuest.

         There can be no assurance that these sales forces, marketing techniques or business strategy of the Company will be successful in initiating and maintaining customer relationships.

Competition

         The markets for the technologies and services being pursued by the Company are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. Although the Company believes that the diverse market segments will provide opportunities for more than one supplier of technologies and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. The Company believes the principal competitive factors in these markets are name recognition, performance, ease of use, variety of value-added services, functionality and features and quality of support.

         For example, with over 450,000 bCards distributed, the Company believes bCard is rapidly becoming one of the largest distributors of SmartCards in North America and a major name recognized in association with the conference registration industry. bCard affords the conference registration process both speed and accuracy in the performance of registration tasks and in providing conference exhibitors an efficient means to track prospects. The use of the bCard is simple and convenient and bCard's frequent flyer program and other value added programs establish the bCard as an attractive option in the conference registration market. Furthermore, conference registrants may re-use the bCard, and the repeat usage fortifies the bCard brand name recognition with the conference registrant, the conference exhibitors and conference organizers.

         Navilor's chief advantages are found in the speed and accuracy of its technology in scanning and storing data from pre-printed forms. Navilor has a perpetual license to this technology for its application to Navilor's operations. Navilor's customers generally are looking for high-capacity, low-error data scanning and processing, which Navilor's technology can accomplish at a competitive price. Management believes that the current and prospective competitors for (i) bCard includes ExpoExchange (Galaxy), Convention Data Services, Registration Control Systems, Expo International and others; (ii)

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Navilor includes JetForms, Inc., Cardiff Software Inc. and others; and (iii)
GolfAgent USA includes GolfGateway.com, EZ LinksGolf.com, Book4golf.com, eTeeTimes.com, LinksTime.com and others.

         The Company expects additional price and product competition as other established and emerging companies enter these markets and new technologies and services are introduced. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The relative importance of each of these factors depends upon the specific customer involved. Though the Company and each of its subsidiaries strives to maintain its competitive position in each of its diverse markets, the Company cannot guarantee that technological advances by competitors or methods of operation employed by the Company's competitors will not outpace or outperform the technologies or business operations of the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive factors faced by the Company will not have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

Proprietary Rights

         Management believes that the Company's success is somewhat dependent on the maintenance of confidentiality regarding certain of its proprietary information. The Company attempts to protect its proprietary information through contractual arrangements and restricting access to certain proprietary information. The Company does not have confidentiality agreements in place with its employees. There can be no assurance that these measures will be sufficient to protect the Company's proprietary information.

         Navilor has agreements with Automated Solutions, Inc., the originator of the patented, neural cube technology, which Navilor utilizes in its documents processing applications. The agreement grants Navilor a perpetual, exclusive right to utilize Automated Solutions' proprietary technology in Navilor's current data extraction business. "Current data" under the agreement is data entered on paper no more than 180 days prior to submission for data extraction.

         bCard employs smart card technology in its convention registration business. Smart card hardware technology is broadly available. However, bCard has created software applications in connection with bCard's registration systems and other bCard related applications, which are not patented. The Company has not attempted to obtain patents on its software systems, but the Company attempts to protect these software applications through the use of Non-Disclosure Agreements in each instance where bCard grants a vendor access to use the software or associated codes the Company has developed.

         Management believes that because of the rapid pace of technological change in its markets, legal protection of its proprietary information is less significant to the Company's competitive position than factors such as continuing product innovation in response to evolving industry standards, technical expertise, effective product marketing strategies and customer service. Without legal protection, however, it is possible for third parties to exploit commercially the proprietary aspects of the Company's products and services, which could have a material and adverse effect on the Company and its operating results.

Employees

         As of January 31, 2000, the Company employed 17 people on a full-time basis and 2 people on a part-time basis. The Company anticipates adding additional employees as necessary, in accordance with increased operating demands as they arise. The Company believes its future success will depend, in part, on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced and talented software and hardware employees, systems designers and operators, and sales and marketing personnel. The Company's employees are not represented by a labor union nor are they subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

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

Risk Factors

         An investment in the Company is speculative in nature, involves a high degree of risk and should only be made by an investor who can afford the loss of his entire investment. In addition to the other information in this filing, the following factors should be considered carefully in evaluating an investment in the Company.

         History of Losses/Profitability Uncertain.

         The Company has reported losses each year since inception. At September 30, 2000, it had an accumulated deficit (unaudited) of $5,713,651 and a working capital deficit of $1,959,318. The Company's auditors have noted that the condition of accumulated deficits and reported losses raises substantial doubt about the Company's status as a going concern. The Company's ability to achieve profitability depends on many factors, including increasing sales, consumer awareness and technology acceptance. Investors should be aware that the Company's technologies and/or services may never achieve commercial viability. If the Company's technologies and/or services fail to achieve commercial viability then the Company will not likely achieve profitability. In addition, prospects for the Company's profitability will be affected by expenses, operational difficulties and other factors frequently encountered in the development of a business enterprise in a competitive environment, many of which factors may be unforeseen and beyond the Company's control.

         Limited Capital/Need for Additional Capital/ Recent Renegotiation of Notes in Default.

         The Company believes that existing funds and funds generated from sales will not support the Company's operations in the immediate future. In 2000, in private transactions, the Company raised $870,225. The Company estimates that it will need to raise at least $5,000,000 in additional capital in the next 12 months to fully execute its business plan which includes acquisition of capital equipment, support of marketing efforts and other general corporate purposes. The Company has no material current contractual arrangements with respect to additional financing. The Company is actively seeking additional capital: however the Company may not succeed in attracting additional capital. The Company's auditors have raised doubts about the Company's ability to continue as a going concern. Any inability to obtain additional financing will have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations.

         Additionally, the Company may not be able to raise additional capital on favorable terms. Consequently, the Company may have to offer shares at a price below that paid by previous shareholders for their shares. If the Company offers shares for a price less than the price paid by previous purchasers, the transaction may result in a dilution of the equity position of existing shareholders. If the Company's need for capital is urgent and market conditions are not favorable, the dilution to existing shareholders would be materially substantial.

         The Company recently arranged for a renegotiation of collateralized notes outstanding with two lenders that were in default. The default amount was approximately $360,000 in the aggregate. A third lender, El Sol Ventures, LLC, provided some cash to the Company and partial cash payments of principal to the original lenders and in exchange received 1,850,000 of the 3,000,000 common shares of the company which collateralized the original notes. As additional consideration for one lender, the Company amended the lender's outstanding warrant for the purchase of 40,000 shares of stock at $0.25 a share to reflect a purchase price of $0.08 a share. As a result of these transactions, the loans are no longer in default. The Company received an extension until February 27, 2001, to pay the outstanding balance of $59,550 due on one note. The Company received an extension on the remaining note until April 17, 2001 to pay the remaining balance on that note of $144,000. In connection with these transactions, the Company has given a promissory note to El Sol Ventures, LLC in the amount of $500,000 at 16% interest, due in August 2001. If the Company is not successful in its efforts to repay the original notes on the dates of extension, or the new note to El Sol Ventures, LLC, or negotiate alternative terms, then default on these notes may result in legal action, which will have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations. See "Liquidity and Capital Resources."

          Effect of Possible Failure to Comply with Securities Laws.

          In 1999 and 1998, the Company received $2,635,650 and $544,464 in net proceeds from financing activities. In 2000 the Company has received $393,725 from the sale of common stock. The proceeds from securities sales occurred in a number of separate transactions. See "Recent Sales of Unregistered Securities." At the time of the sales the Company believed the transactions were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company relied on several different exemptions from Securities Act registration in completing the transactions. It now appears possible that all or some of these transactions could be integrated or considered part of a single financing. In the event that these transactions were integrated, it may be that no exemption from Securities Act registration was available for those transactions that are deemed to be part of the same financing. If the Company is found to have violated the Securities Act or any other applicable securities regulation, it is possible that an investor may have the right to rescind his or her purchase of the securities and the Company and its controlling persons may be subject to significant civil and criminal penalties. If any substantial number of purchasers or any purchaser having paid a substantial amount of cash for the shares were to successfully seek rescission or civil or criminal penalties were imposed, the Company could face severe financial demands that could adversely affect the Company and result in the Company ceasing or significantly curtailing operations. At this time, the Company has made no provision of capital, or allocated a portion of future funding to meet a possible rescission demand.

          Risks Associated with Payment of Finder's Fees.

          In connection with several private placements, the Company paid fees to finders. The staff of the Securities and Exchange Commission has suggested that finders who received those fees may have violated Section 15 of the Exchange Act. If these finders are found in violation of Section 15 of the Exchange Act the obligation of the Company to pay these fees may be voidable by the Company under Section 29, and the finders may become subject to regulatory action. If regulatory action is initiated concerning these finders such action may entangle the Company in regulatory proceedings that may result in the Company's having to dedicate significant resources in the form of attorneys fees and costs to participate in the proceedings, both to respond appropriately and to protect its interests. At this time, the Company has made no provision of capital or allocation for its participation in possible regulatory proceedings, nor does it plan on taking steps to void its contracts with finders.

         Effect of Writedown of Goodwill.

         In connection with its October 1999 acquisition of GolfAgentUSA, Inc., the Company recognized goodwill of $312,000. This goodwill was determined to be impaired as of December 31, 1999 and an allowance was established for the $312,000 as of that date. In connection with its acquisition of bCard, Inc., the Company recognized goodwill of $562,500, which, after accumulated amortization of $168,750, has a net book value of $393,750 as of September 30, 2000. The goodwill related to bCard is being amortized over five years and is recorded as a non-cash charge against operating results of $28,125 for each fiscal quarter. While it is currently not anticipated by the Company that the bCard goodwill will become impaired, in the event that it became impaired, a write-down of all or part of this goodwill would have a material adverse effect on the Company's net worth.

         Possible Defective Issuance of Preferred Shares.

         Between October 1998 and August 1999 the Company sold Preferred A Shares, Preferred B Shares and Series C Preferred Stock to investors. Under Delaware General Corporation Law a corporation's certificate of incorporation, or an amendment thereto, must set forth powers, designations, preferences and other rights of each class or series of stock a corporation intends to issue. The Company's certificate of incorporation provided for the issuance of up to 5 million shares of preferred stock, but did not provide for the Company to issue any class of preferred stock at the time the preferred shares were issued. The Company inadvertently omitted the filing of a certificate of designation necessary to amend its certificate of incorporation for the issuance of the A, B, and C shares. However, the Company has since filed the certificates of designation to amend its certificate of incorporation to authorize the issuance of the preferred stock sold and has filed a certificate of correction as well. Despite these efforts, the issuance of the shares may be legally challenged and such a challenge could lead to significant liability and expose the Company to a possible rescission offer and other civil or administrative penalties. At this time, the Company has made no provision of capital or allocated a portion of future funding to meet a possible rescission demand.

         Regulation and Legal Uncertainties.

         The Company's businesses are subject to federal and state regulation applicable to businesses generally. See "Government Regulation." Changes in the regulatory environment relating to the services and products of the Company could have a material and adverse effect on the Company and its business. Additionally, legislative proposals from international, federal and state governmental bodies in the areas of content regulation, intellectual property, privacy rights, online contracts, advertising and tax issues, could impose additional regulations and obligations upon all online service and electronic data gathering, which effect may be materially adverse to the interests of the Company and its business. Moreover, the applicability of intellectual property ownership and personal privacy laws is at times uncertain with respect to persons engaged in electronic and Internet commerce and these areas may be subject to future regulation which may be materially adverse to the interest of the Company and its business. The Company cannot predict the likelihood that any such legislation will pass, nor the financial impact, if any, the resulting regulation may have on it.

         Reliance on Key Personnel.

         The success of the Company depends in part upon the performance of its executive officers and other key employees. The loss of the services of one or more of its key personnel could have a material adverse effect on the Company. With the exception the Company's CEO, CFO and two bCard officers, the Company has no employment agreements in place with its key personnel. Competition for such personnel is intense. The Company may not be successful in attracting and retaining such personnel. The Company's success is materially dependent on its continued ability to attract and retain highly skilled and qualified personnel.

         Competition.

         The markets for the technologies and services being pursued by the Company are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. See "Competition." However, it is possible that a single supplier may dominate one or more market segments.

         The Company expects additional price and product competition as other established and emerging companies enter these markets and new technologies and services are introduced. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The relative importance of each of these factors depends upon the specific customer involved. The Company may not be able to compete successfully against current and future competitors. The Company may face competitive factors which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

         New Technology Development, Rapid Technological Change and Obsolescence; Lack of Intellectual Property Protection.

         Broad acceptance of the Company's technologies and services by customers is critical to the Company's future success, as is the Company's ability to design, develop, test and support enhancements on a timely basis that meet changing customer needs and respond to technological developments and emerging industry standards. The Company may not be successful in developing and marketing new enhancements that meet changing customer needs and respond to such technological changes or evolving industry standards. Most of the Company's current products and services are designed around certain standards, including current and future sales of the Company's technologies and services, which will be dependent, in part, on industry acceptance of such standards.

         The industries in which the Company operates, have been characterized by rapid technological advances, resulting in short product life cycles, rapid price reductions, significant price/performance improvements and frequent product introductions. Accordingly one or more of the Company's technologies and/or services may be rendered uncompetitive or obsolete by technological advances or changing customer preferences. These factors may also limit the Company's ability to recover its investment in its products and/or services. The Company did not fund research and development during 1999 or to date in 2000. The Company does not possess any patent or other intellectual property rights that would limit competition against it and there are few barriers to entry into the market for the Company's products or services. The Company's competitors, many of whom have far greater resources than the Company, may independently develop technologies that are substantially equivalent or superior to the Company's technology. If the Company's competitors develop superior technologies or technologies more attractive to the Company's customers, the result would be a material adverse impact on the Company's operations, operating results, cash flows and financial condition.

         Anti-Takeover Provisions.

         The Articles of Incorporation of the Company contain certain provisions, which could be an impediment to a non-negotiated change in control of the Company, namely an ability, without stockholder approval, to issue up to 5,000,000 shares of preferred stock with rights and preferences determined by the Board. These provisions could impede a non-negotiated change in control and thereby prevent stockholders from obtaining a premium for their common stock.

         No Dividends.

         The Company is required to pay annual dividends on the Preferred A Shares, Preferred B Shares and Series C Preferred Stock before the Company can declare and pay dividends to the common stockholders. See "Description of Securities--Preferred Stock." The Company does not anticipate or contemplate paying dividends on its common stock in the foreseeable future. At present, the Company will follow a policy of retaining all available earnings, if any, to finance the development and expansion of its business.

         Limited Liability of Management.

         The Company's Certificate of Incorporation limits the liability of its Officers and Directors and there are provisions in its Certificate of Incorporation, By-laws and Indemnification Agreements, which provide for indemnification by the Company of its Officers and Directors. The Company's Certificate of Incorporation generally provides that its directors and officers shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders' ability to hold directors liable for breaches of fiduciary duty.

         No Control Over Market Making.

         Market making involves the buying and selling of securities for others or for one's own account to facilitate and attempt to profit from market activity in a particular security. Market making does not in and of itself support or restrict the price of the security. No person or broker-dealer is under any obligation to make a market in the Company's common stock and any person or broker-dealer making a market in the common stock may discontinue market-making activities at any time without notice. If the market-making activities in the common stock of the company were to discontinue, there would be a material adverse impact on the price at which the Company's common stock is traded and liquidity of the Company's common shares would be limited. The lack of market-making activities in the Company's common stock would also adversely impact the ability of the Company's ongoing financing efforts.

         Volatility of Stock Prices.

         Market prices for the Company's common stock will be influenced by many factors and will be subject to significant fluctuations in response to variations in operating results of the Company and other factors such as investor perceptions of the Company, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to the Company's activities, future financial condition and management. Consequently, the Company expects volatility in the market price at which the Company's shares are traded.

         Applicability of Penny Stock Risk Disclosure Requirements.

         The common stock of the Company may be considered a penny stock under rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers participating in transactions in penny stock must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent of the customer, and provide monthly account statements to the customer. With these restrictions, the likely effect of designation of the Company's securities as penny stocks will be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and to increase the transaction cost of sales and purchases of such stock compared to other securities.

         Possible Effect of Current Litigation Concerning bCard.

         The Company's bCard subsidiary and several of its officers and/or employees have become defendants in a civil suit brought by a group of competitors, alleging various claims for relief and asking for compensatory and punitive damages and injunctive relief. The Company is defending the action. However, the Company may not succeed ultimately in defending the action and an adverse judgment or a protracted litigation would adversely affect ongoing operations of the Company and result in the Company ceasing or significantly curtailing operations. See "Legal Proceedings."

Item 2. Management's Discussion and Analysis or Plan of Operation

         The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

         The Company had $86,657 in cash and a working capital deficit of $607,042 as of December 31, 1999 and had $65,754 in cash and a working capital deficit of $1,959,318, as of September 30, 2000 (unaudited). From its inception, the Company has incurred losses from operations. The Company had net losses of $2,068,576 and $921,597 in 1999 and 1998, respectively and had a net loss from operations of $1,874,075 for the nine-month period ending September 30, 2000 (unaudited). To date, the Company's principal focus has been on providing trade show and event registration services, providing data extraction and processing services, preparing to provide online tee-time reservation system and marketing telecommunications services.

         The independent auditors' report contains an explanatory paragraph stating that the Company has a deficit in working capital and has incurred recurring losses and that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Years Ended December 31, 1999 and 1998

         The Company had revenues of $1,295,188 and a net loss of $2,068,576 during the year ended December 31, 1999, compared with revenues of $169,298 and a net loss of $921,597 during the prior year. Of the 1999 revenues, $1,024,184 was generated from the bCard technology, $178,937 was generated from electronic data extraction, $92,067 was generated from commissions for marketing telecommunications services and no revenues were generated by GolfAgent USA. Substantially all of the Company's 1998 revenues were generated from commissions for marketing telecommunications services. The Company will be looking primarily to bCard and Navilor for short-term revenue growth. There can be no assurance, however, that either bCard or Navilor will generate significant revenues in the future.

         Operating expenses were $2,859,363 for the year ended December 31, 1999, compared to $945,859 during the prior year. The increase resulted mainly from (i) increased operating expenses as a result of the acquisition and operation of bCard during 1999; (ii) increased operating expenses as a result of the Asset Acquisition whereby certain operating assets were acquired for use by and in Navilor's data extraction business; (iii) the write-off of goodwill relating to the GolfAgent USA Acquisition; and (iv) increased amortization and depreciation expenses. Management expects selling, general and administrative expenses to increase during 2000 as the Company expands its operations.

         Net other income was ($63,739) for the year ended December 31, 1999 compared with ($69,235) for year ended December 31, 1998. These losses are attributable to interest expense related to borrowing which losses were partially offset by other income.

Nine Months Ended September 30, 2000 and 1999

         The Company had revenues of $1,393,592 and a net loss of $1,874,075 during the three quarters ended September 30, 2000 (unaudited), compared with revenues of $645,037 and a net loss of $1,214,572 during the three quarters ended September 30, 1999. Of the revenues earned during the nine months ended September 30, 2000 (unaudited) and 1999 respectively approximately, $1,186,128 and $489,281 were generated from the bCard technology, approximately $168,458 and $81,016 were generated from electronic data extraction and approximately $39,006 and $74,740 were generated from commissions for marketing telecommunications services and no revenues were generated by GolfAgent USA.

         Operating expenses were $2,404,954 for the nine months ended September 30, 2000 (unaudited), compared to $1,522,257 during the prior comparable period. The increase resulted mainly from (i) increased operating expenses related to revenue growth at of bCard during 1999; (ii) increased operating expenses as a result of the Asset Acquisition whereby certain operating assets were acquired for use by and in Navilor's data extraction business; and (iv) increased amortization and depreciation expenses. Management expects selling, general and administrative expenses to continue to increase during 2000 and 2001 as the Company expands its operations.

         Net other income was ($221,846) for the nine months ended September 30, 2000 (unaudited) compared with ($72,958) for the nine months ended September 30, 1999. These losses are attributable to interest expense related to borrowing, which expenses were partially offset by other miscellaneous income.

Liquidity and Capital Resources

         To date, the Company has financed its operations principally through placements of equity securities and debt and revenues from operations. The Company generated $764,115 and $2,635,650 in net proceeds through financing activities during the nine months ended September 30, 2000 (unaudited) and the year ended December 31, 1999 respectively. The Company used net cash for operating activities of $640,585 and $1,673,996 during the nine months ended September 30, 2000 (unaudited) and the year ended December 31, 1999 respectively. The Company used net cash of $144,433 and $874,997 in investing activities relating to the purchase of equipment and software for the nine months ended September 30, 2000 (unaudited) and the year ended December 31, 1999 respectively. The Company's liabilities totaled $2,218,451 and $899,674 as of September 30, 2000 (unaudited) and December 31, 2000 respectively. All of the Company's liabilities are current liabilities. The Company had $65,754 and $86,657 in cash and a working capital deficit of $1,959,318 and $607,042 as of September 30, 2000 (unaudited) and December 31, 1999 respectively.

         As of September 30, 2000 the Company had committed to spend future minimum rental payments of approximately, $51,243 for physical facilities leases during the fourth quarter of 2000 and $228,791, $113,239, $78,431 and $4,141 in
minimum lease payments for the years 2001 through 2004, respectively. As of September 30, 2000, the Company did not have material commitments for capital expenditures. In October 2000 the Company took a first and second mortgage in the amounts of $600,000 and $570,000 respectively to finance the purchase of its facility in Roy, Utah. The first mortgage will be amortized over a 15 year period beginning October 1, 2001. Interest only payments will be made during the first twelve months of the loan through October 1, 2001. The second mortgage is a short-term interest-bearing note requiring monthly payments of $8,550 beginning November 1, 2000 and must be paid in full at March 1, 2001. The purchase of this facility will reduce the Company's future minimum rental payments by approximately $77,000 per year. At September 30, 2000, the Company also had short term loan obligations in the aggregate principal amount of $699,747 (unaudited). These loans bear interest at various rates between zero percent per annum and ninety-six percent per annum. Of these loans, $163,633 is secured by UniQuest assets and a pledge of UniQuest stock.

         During March, April and June of 2000, the Company borrowed a total of $320,000 from two entities and secured these short-term loan obligations with 3,000,000 shares of the Company's common stock. These notes recently went into default, and the Company arranged with another lender, El Sol Ventures, LLC, a short-term loan of $500,000 in order to partially satisfy the demands on the original notes. As a result of this refinancing transaction, the Company received extensions for payment of the remaining amounts on the original notes, with an aggregate balance due of $203,816. Of that amount, $59,550 is due and payable on February 27, 2001, and $144,266 is due and payable on April 17, 2001. Of the 3,000,000 shares originally held by the lenders as collateral, the lenders have transferred ownership to El Sol Ventures, LLC of 1,850,000 shares. The original lenders have retained 1,150,000 collateral. Upon final payment of the balance due on the original lenders' notes, the original lenders will return to the Company 150,000 of the remaining shares, and will transfer ownership of 1,000,000 of the remaining shares to El Sol Ventures. El Sol Ventures, LLC is beneficially owned by Margie Aliprandi, who at one time was married to Mr. Thomas Aliprandi.

         The Company projects that current funds and funds generated from anticipated operating revenues will not be sufficient to support the Company's operations in the immediate future. The Company estimates that it will need at least $5,000,000 in additional funding through December 31, 2001 to execute its business plan. The Company anticipates that it will generate such funding through debt or equity financings. The Company has no material current contractual arrangements with respect to additional financing. Though the Company is actively seeking additional capital, there can be no assurance that the Company will succeed in attracting additional capital. Any inability to obtain additional funding in the immediate future will have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations.

         At January 31, 2001, the Company had 2,040,000 warrants (the "Warrants") outstanding which are exercisable for the same number of shares of common stock of the Company at between $0.08 and $1.50 per share. The Warrants expire between October 2001 and July 2005. The exercise of all the Warrants would result in an equity infusion to the Company of approximately $2,808,200. There can be no assurance that any warrants will ever be exercised.

Seasonality

         The trade show businesses tends to be most active in the spring and the fall. As a result, the Company anticipates that revenues generated by bCard would tend to be strongest in the spring and fall. Substantially all of the GolfAgent USA revenues, if and when they commence and of which there can be no assurance, are expected to be generated during the spring, summer and fall seasons. The Company's other businesses generally do not fluctuate on a seasonal basis.

Inflation

         The Company does not expect the impact of inflation on operations to be significant.

Year 2000

         Since entering the Year 2000, the Company has not experienced any major Year 2000 related disruptions to its business nor is it aware of any significant Year 2000-related disruptions impacting its customers and suppliers. Furthermore, the Company did not experience any material impact on business at calendar year end. The Company will continue to monitor its critical systems over the next several months but does not anticipate any significant impacts due to Year 2000 exposures from its internal systems as well as from the activities of its suppliers and customers.

Forward-Looking Statements

         Certain statements in this Form 10-SB constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. These provisions do not apply to initial public offerings. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: dependence on proprietary technology; technological changes and costs of technology; industry trends; competition; ability to develop markets and market acceptance; product demand; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in government regulation; general economic and business conditions; and other factors. Such forward-looking statements speak only as of the date of this Form 10-SB. The Company's actual results for future periods could differ materially from those anticipated or projected.

Item 3. Description of Property

         PrimeHoldings' principal offices are located at 6955 Union Park Center, Suite 390, Midvale, Utah, under terms of a lease with an unaffiliated lessor, which expires on November 30, 2003. The offices comprise approximately 2,340 square feet of space. In addition to the foregoing, subsidiaries of PrimeHoldings lease office space in Utah, Maryland and Toronto, Canada. The Company believes that its current office space will be adequate to meet the needs of current and expected growth for the foreseeable future. The Company also owns a one story concrete facility located at 1890 West 4000 South in Roy, Utah. The approximately 13,800 square foot facility was built in 1990 and underwent a substantial renovation in 1996 to retrofit the building with technological improvements to allow it to be used as a data center.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information with respect to the beneficial ownership of the common stock of the Company as of January 31, 2001, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company's common stock, (ii) each of the Company's directors,
(iii) the Chief Executive Officer and all other executive officers with annual compensation in excess of $100,000 (determined for the year ended December 31, 1999) (the "Named Executive Officers"), and (iv) all directors and executive officers as a group. As of January 31, 2001, the Company had 15,910,400 shares of common stock outstanding, Preferred A Shares that were convertible into 473,333 shares of common stock, Preferred B Shares that were convertible into 500,000 shares of common stock and Series C Preferred shares that were convertible into 1,350,000 shares of common stock. The table assumes the conversion of all outstanding preferred stock.

             Name and Address               Shares Beneficially Owned         Percentage of Shares
         Of Beneficial Owner (1)                       (2)                     Beneficially Owned           Title of Class
         -----------------------                       ---                     ------------------           --------------
Thomas E. Aliprandi (3),                              2,597,078                         14.2%                Common Stock
President, Chairman of the Board of
Directors and CEO

Michaeljohn Kudlik (4),                                 300,000                          1.6%                Common Stock
Director

David E. Shepardson III (5),                            535,300                          2.9%                Common Stock
Vice President, Secretary,
Treasurer & CFO

Matthew R. White (6),                                    40,000                           *                  Common Stock
Director

Executive Officers and Directors as a                 3,472,378                           19%                Common Stock
Group (four persons)

A-Business Funding Corp. (7)                          1,000,000                          5.5%                Common Stock
6975 Union Park Ctr., Suite 600
SLC, UT 84047

El Sol Ventures, LLC  (8)                             1,850,000                          10.1                Common Stock
111 East Broadway, Suite 900
Salt Lake City, UT 84111

Hampton-Porter Inv. Bankers (9)                       1,000,000                         5. 2%                Common Stock
600 W. Broadway, 14th Floor
San Diego, CA 92101

Stephan Herold (10)                                   2,545,992                         13.4%                Common Stock
6018 North 62nd Place
Paradise Valley, AZ 85253

Time Holdings L.L.C. (11)                             1,500,000                          8.2%                Common Stock
600 W. Broadway, 14th Floor
San Diego, CA 92101
------------------------------
* Less than 1%
-------------------------

(1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.
(2) Beneficial ownership is determined in accordance with SEC rules and generally includes holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person.
(3) Includes 197,078 common shares owned by Mr. Aliprandi and 2,400,000 shares of common stock owned by an entity with which Mr. Aliprandi is affiliated, and which have been pledged to secure an obligation of the Company.
(4)  Includes 300,000 shares of common stock.
(5)  Includes 535,300 shares of common stock.
(6)  Includes 40,000 shares of common stock.

(7) Includes 1,000,000 shares of common stock. The principal beneficial owner of A-Business Funding Corp. is Jeanette Mower.
(8) Includes 1,850,000 shares of common stock. The principal beneficial owner of El Sol Ventures, LLC is the Margie Aliprandi Revocable Trust, Margie Aliprandi, Trustee. Margie Aliprandi is the former spouse of Mr. Thomas Aliprandi.
(9) Includes warrants currently exercisable for 1,000,000 shares of common stock. The principal beneficial owner of Hampton-Porter Investment Bankers is Gregory D. Walker.
(10) Includes 1,000,000 shares of common stock. Also includes preferred stock convertible into 772,996 shares of common stock and warrants currently exercisable for 772,996 shares of common stock.
(11) Includes 500,000 shares of common stock and preferred stock convertible into 1,000,000 shares of common stock. The principal beneficial owner of Time Holdings, L.L.C. is Gregory D. Walker.

The Company is not aware of any arrangements which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons Identify Directors and Executive Officers

         Set forth below is certain information concerning each of the directors and executive officers of the Company as of January 31, 2001:

                                                                   With Company
      Name                Age            Position                     Since
      ----                ---            --------                     -----
Thomas E. Aliprandi        37     President, CEO and Chairman of       1994
                                  the Board of Directors
Michaeljohn Kudlik         51     Director                             1998
David E. Shepardson III    37     Vice President, Secretary,           1994
                                  Treasurer & CFO
Matthew R. White           53     Director                             1995


         Thomas E. Aliprandi. Mr. Aliprandi has been with the Company since 1994. He is the Chairman of the Board and CEO of the Company. Prior to his employment with the Company, Mr. Aliprandi served as a director of international marketing for Wolf Systems Technology Corporation from August 1988 to October 1989. Mr. Aliprandi holds no other directorships in reporting companies.

         Michaeljohn Kudlik. Mr. Kudlik has been with the Company since 1998. He is a director of the Company. Mr. Kudlik's principal occupation during 1998 and 1999 was as the Pacific Regional Director for the Deutsche Bank, managing the marketing of managed assets in 11 western states and his principal occupation from 1995 through 1997 was acting as a Regional Director for the Ing Group in 5 western states. Mr. Kudlik has worked in the securities industry for 30 years, including a position in Floor Operations on the floor of the New York Stock Exchange. He also headed the Houston chapter of the International Association of Financial Planners for four years, and contributed as an adjunct faculty member of the College of Financial Planning for three years. Mr. Kudlik holds no other directorships in reporting companies.

         David E. Shepardson III. Mr. Shepardson has been with the Company since 1994. He is Vice President, Secretary, Treasurer and CFO of the Company. Prior to employment with the Company, Mr. Shepardson worked in various financial positions at Novell, Inc. from 1984 to 1989 and at The McGraw-Hill Companies as a Business Manager from 1989 to 1991. Mr. Shepardson holds no directorships in reporting companies.

         Matthew R. White. Mr. White has been with the Company since 1995. He is a director of the Company. His principal occupation for the last five years has been in real estate investment and development and business consulting. He is experienced as a registered representative, wholesale securities trader and an investment banker specializing in early stage (pre-IPO) companies. Mr. White holds no other directorships in reporting companies.

All directors are elected annually at the shareholders meeting.

Involvement in Certain Legal Proceedings

         The executive officers and directors of the Company have not been involved in any material legal proceedings which occurred within the last five years of any type as described in Regulation S-B.

Item 6. Executive Compensation

         The tables below set forth certain information concerning compensation paid by the Company to its Named Executive Officers. The tables include information related to stock options granted to the Named Executive Officers.

         Summary Compensation Table. The following table provides certain information regarding compensation paid by the Company to the Named Executive Officers.

                                                      SUMMARY COMPENSATION TABLE

                                            Annual Compensation                 Long-Term Compensation Awards
                          ------------------------------------------------   ------------------------------------------------
                                                                                         Securities
                                                                             Restricted  Underlying                All Other
       Name and                                             Other Annual     Stock       Options/    LTIP        Compensation
   Principal Position     Year   Salary ($)   Bonus ($)   Compensation ($)   Awards ($)    SAR(#)    Payouts($)       ($)
   ------------------     ----   ----------   ---------   ----------------   ----------    ------    --------    ------------
Thomas E. Aliprandi       1997      _____         --         120,000(1)          --          --          --           --
Chairman, CEO and         1998      60,000        --          60,000(1)          --          --          --           --
President                 1999     120,000        --             --              --          --          --           --
---------------

(1) Amounts paid to Mr. Aliprandi under consulting arrangement prior to his fulltime employment with the company, beginning July 1, 1998.

Compensation of Directors

         No cash fees or other consideration were paid to directors of the Company by the Company for service on the Board during 1999 and no cash fees or other consideration have been paid, or are expected to be paid to employee directors for service on the Board during 2000. During 2000, the Company has compensated non-employee directors by granting options to purchase 500,000 shares of the Company's common stock that vest in equal annual installments beginning in July 2000. The Company has made no other agreements regarding compensation of non-employee directors. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as Board members.

Employment Agreements

         The Company has entered into a three-year employment agreement Mr. Aliprandi. Mr. Aliprandi's employment agreement provides that (i) Mr. Aliprandi receive a salary of $120,000 per year beginning January 1, 2000; (ii) an automobile allowance of $1,000 per month; (iii) Mr. Aliprandi is entitled to four weeks vacation per year and health and disability insurance not less favorable than that which is provided to other employees; and (iv) if the employment of Mr. Aliprandi is terminated by the Company for any reason then he is entitled to salary at the then current level for 6 months if employed more than one year prior to termination, 1 year if employed more than two years prior to termination, two years if employed more than three years prior to termination and three years if employed more than four years prior to termination. The Company also entered into an employment agreement with Mr. Shepardson effective January 1, 2000 on substantially the same terms, except that Mr. Shepardson's annual salary is $100,000 and his automobile allowance is $600 per month.

         bCard has employment agreements in place with Ivan Lazarev, bCard's president, and Neil Pickard, bCard's vice-president and secretary (collectively, the "bCard Officers"). The bCard Officers' employment agreements provide for (i) Messrs. Lazarev and Pickard to receive a salaries of $180,000 during 2000 and thereafter their salaries will be based on bCard's performance; and (ii) reasonable health, accident and dental insurance.

Stock Options

         The Company currently has no effective Stock Option Plan.

Indemnification for Securities Act Liabilities

         Delaware law authorizes, and the Company's Certificate of Incorporation and the Company's By-laws and Indemnification Agreements provide for, indemnification of the Company's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances. Indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing or otherwise. However, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Compensation Committee Interlocks and Insider Participation

         The Company does not have a Compensation Committee. No executive officers of the Company serve on the Compensation Committee (or in a like capacity) for any other entity.

Item 7. Certain Relationships and Related Transactions

         There are no items for disclosure under this section at this time.

Item 8. Description of Securities

         The Company's authorized capital stock currently consists of 50,000,000 shares of common stock, $.0666 par value per share; and 5,000,000 shares of preferred stock, $.001 par value per share. Of the authorized preferred stock, 500,000 shares have been designated as Preferred A Shares, 500,000 shares have been designated as Preferred B Shares and 1,000,000 have been designated as Series C Preferred Stock.

Common Stock

         At January 31, 2001, the Company had 15,910,400 shares of fully paid, non-assessable common stock outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential dividend rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in the assets of the Company legally available, subject to any prior rights of any outstanding preferred stock or other rights including any preemptive, subscription, redemption or conversion rights. Holders of common stock have no cumulative voting rights and no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of the three series of preferred stock that the Company has designated and such series of preferred stock as the Company may designate in the future.

Preferred Stock

         The Company's Board is empowered, without further action by stockholders, to issue from time to time one or more series of preferred stock, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters among such series as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. Certain issuances of preferred stock may have the effect of delaying or preventing a change in control of the Company that some stockholders may believe is in their interest.

         Preferred A Shares. At January 31, 2001, the Company had 473,333 shares of fully paid non-assessable Preferred A Shares outstanding. The holders of the Preferred A Shares have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Preferred A Shares are not subject to any sinking fund or other obligations of the Company to redeem or retire the Preferred A Shares. Unless converted, the Preferred A Shares are perpetual. There are certain piggyback registration rights associated with the Preferred A Shares, obligating the company to notify Preferred A Shareholders 30 days in advance of the Company's filing of a registration statement seeking to register transactions in other securities of the Company and allowing the Preferred A Shareholder the opportunity to elect to have some or all of his or her restricted shares included in the registration statement. These piggyback rights are subject to several limitations, including underwriter approval and a prohibition on inclusion in a registration within a period of 90 days following the effective date of any registration filed by the company. The holder of the each Preferred A Share is entitled to the number of votes equal to the number of shares of common stock into which such Preferred A Shares could be converted and have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided herein or as required by law, voting together with the common stock as a single class) and are entitled to notice of any stockholder's meeting in accordance with the By-laws of the Company. Except as otherwise required by applicable law, all voting rights of the common stockholders and Preferred A stockholders are vested in and exercised by the holders of the common and Preferred A Shares, as a single voting group, with each share of common stock being entitled to one vote and each share of Preferred A being entitled to one vote.

         The Preferred A Shares rank, with respect to right on liquidation, senior to all classes of common stock and on parity with all future series of preferred stock established on or after the date hereof by the board of directors which future classes of preferred stock do not expressly provide that it ranks senior to or junior to the Preferred A Shares as to rights on liquidations, winding-up and dissolution. The Preferred A Shares are preferred as to both earnings and assets, and in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred A Shares are entitled, before any assets of the Company are distributed among or paid over to the holders of the common stock, to be paid in full the face value of $0.75 per share of Preferred A stock, along with all accumulated interest and/or dividends, if any. After payment in full of the above preferential rights of the holders of the Preferred A Shares, the holders of the Preferred A Shares are not entitled to any further participation in any distribution of assets by the Company. Neither the sale or transfer of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation or a merger of any other corporation with or into the Company, will be deemed to be a liquidation, dissolution or winding up of the Company.

         If the assets distributable on such liquidation, dissolution or winding up (whether voluntary or involuntary), are insufficient to permit the payment to the holders of Preferred A Shares and other preferred shares that are in parity the Preferred A Shares, then such assets or the proceeds thereof shall be distributed among the holders of Preferred A Shares and other preferred shares that are in parity with the Preferred A Shares ratably in proportion to the respective amounts the holders of such shares of stock would be entitled to receive if they were paid the full preferential amounts aforesaid.

         The Company has agreed to pay to each holder of Preferred A Shares simple interest at a rate of ten percent (10%) per annum on the aggregate purchase price of the Preferred A Shares purchased by each such holder. The interest is payable within sixty (60) days of the end of the prior fiscal year. If the Company fails to make any interest payment when such payment is due, the unpaid interest payment shall bear interest at a rate of ten percent (10%) per annum from the date of the end of the fiscal year in which the interest accrued until the payment is made.

         Upon fourteen (14) days written notice, each Preferred A Share may be converted into one (1) share of the Company's common stock at the written request of a holder of such Preferred A Shares. Holders of shares of Preferred A Shares may convert all or any number of his or her Preferred A Shares from time to time at the sole discretion of the holder.

         The Company may, in its discretion, call for the conversion of the Preferred A Shares into common stock on a mandatory one for one basis if and when, and only if and when, the closing bid price of the Company's common stock in the over the counter securities markets or other publicly traded securities medium is equal to or greater than $2.50 per share for five (5) consecutive trading days. In the event the Company exercises this mandatory call conversion feature, holders of Preferred A Shares will be given notice and their shares will automatically become, by operation of law, common stock at the expiration of the notice.

         In the event the Company declares or pays any dividend on the common stock payable in common stock or in any right to acquire common stock, or shall effect a subdivision of the outstanding shares of common stock into a greater number of shares of common stock (by stock split, reclassification or otherwise than by payment of a dividend in common stock or in any right to acquire common stock), or in the event the outstanding shares of common stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of common stock, then the conversion ratio in effect immediately prior to such event will, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

         The common stock issuable upon conversion of the Preferred A Shares shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination as described in the prior paragraph), the conversion ratio then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Preferred A Shares are convertible into, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of common stock that would have been subject to receipt by the holders upon conversion of the Preferred A Shares immediately before that change.

         Preferred B Shares. At January 31, 2001,, the Company had 500,000 shares of fully paid non-assessable Preferred B Shares outstanding. The Preferred B Shares rank, with respect to right on liquidation, in parity with the Preferred A Shares. The Preferred B Shares are otherwise substantially similar to the Preferred A Shares except that in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred B Shares are entitled, before any assets of the Company shall be distributed among or paid over to the holders of the common stock, to be paid in full the face value of $1.00 per share of the Preferred B Shares, along with all accumulated interest and/or dividends, if any. There are also certain piggyback registration rights associated with the Preferred B Shares which are not materially different from those associated with the Preferred A Shares.

         Series C Preferred Stock. At January 31, 2001, the Company had 405,000 shares of fully paid non-assessable Series C Preferred Stock outstanding. The voting rights of the Series C Preferred Stockholders are substantially similar to the voting rights of the Preferred A and B Shares. There are also certain piggyback registration rights associated with the Series C Preferred Stock which are not materially different from those associated with the Preferred A Shares.

         The Series C Preferred Stock is preferred as to both earning and assets, and in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series C Preferred Stock are entitled, before any assets of the Company are distributed among or paid over to the holders of the common stock, to be paid in full the face value of $1.00 per share of Series C Preferred Stock. After payment in full of the above preferential rights to the holders of the Series C Preferred Stock, the holders of the Series C Preferred Stock and common stock shall participate equally in the division of the remaining assets of the Company, so that from the remaining assets the amount per share of Series C Preferred Stock distributed to the holders of the Series C Preferred Stock shall equal the amount per share of common stock distributed to the holders of the common stock.

         The holders of Series C Preferred Stock are entitled to receive dividends at the rate of $0.12 per share per year payable at such intervals as the board of directors may from time to time determine. These dividends shall accrue from the date of issuance of the Series C Preferred Stock whether or not earned or declared. The specified dividends on the Series C Preferred Stock are payable before any dividends may be declared, paid, or set apart for the common shares. The specified dividends on Series C Preferred Stock are cumulative. If in any year, or years, dividends on the outstanding Series C Preferred Stock at the rate specified is not paid or set apart for that purpose, the amount of the deficiency shall be fully paid or declared and set apart for payment, without interest, before any distribution, by way of dividend or otherwise, is declared, paid or set apart for the common shares. After all cumulative dividends on preferred shares are paid, declared or set apart for payment to the holders of the thereof, if the board of directors elects to make further distribution of dividends, the additional dividends shall be made equally to the common Series C Preferred stockholders.

         Each share of Series C Preferred Stock is convertible into three and one-third shares of common stock voluntarily upon written request of a holder of such shares of Series C Preferred Stock. Holders of shares of Series C Preferred Stock may convert all or any number of his or her shares of Series C Preferred Stock from time to time at the sole discretion of the holder. Additionally, upon conversion, each holder of Series C Preferred Stock is entitled to receive one share of common stock for every $0.33 cents of unpaid accumulated dividends.

         In the event the Company declares or pays any dividend on the common stock payable in common stock or in any right to acquire common stock, or shall effect a subdivision of the outstanding shares of common stock into a greater number of shares of common stock (by stock split, reclassification or otherwise than by payment of a dividend in common stock or in any right to acquire common stock), or in the event the outstanding shares of common stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of common stock, then the conversion ratio in effect immediately prior to such event will, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

         The common stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination as described in the prior paragraph), the conversion ratio then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series C Preferred Stock shall be convertible into, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of common stock that would have been subject to receipt by the holders upon conversion of the Series C Preferred Stock immediately before that change.

         No dividends have been paid on the preferred stock.

Warrants and Stock Options

         Warrants

         At September 30, 2000, the Company had 2,040,000 Warrants outstanding in three groups as follows:

                   (1) The Preferred "A" and "B" shares carry a warrant to purchase one common share for each preferred share held for the purchase price of $1.50, as adjusted. The Warrants may be exercised in whole or in part during any time during the three years following their issuance. Any call or conversion of the preferred shares will not affect the warrants. The Company has a thirty-day option in which to call the warrants which will require the holders to either exercise the warrants or return the warrants to the company for redemption at the nominal price of $0.05 per warrant. The call may be issued by the company if the bid price for the Company's shares in the public markets is $2.50 for any five (5) consecutive trading day period. Shares issued upon exercise of the warrants will be restricted shares, according to Rule 144 under the Securities Act of 1933. There remain 1,000,000 of these warrants outstanding, which expire at various dates, ending June 17, 2002.

                  (2) The Company has issued an outstanding warrant to Hampton-Porter Investment Bankers. This warrant is for the purchase of shares of the Company's common stock for the purchase price of $1.30 per share, as adjusted. The Warrant may be exercised in whole or in part. Shares issued upon exercise of the warrants will be restricted shares, according to Rule 144 under the Securities Act of 1933. The shares purchased pursuant to the warrant have piggyback registration rights, in that the holder of the shares may make a secondary or public offering of the shares if they are included in any registration statement the Company files under the Securities Act of 1933, seeking to register transactions in other securities of the Company. The holder must request the registration of the shares in writing, and the Company's obligation is to use its best efforts to include the shares in the registration, subject to any underwriter approval. The warrant is for the purchase of up to 1,000,000 shares, and it expires December 11, 2001.

                  (3) The Company issued a warrant to MSF Properties, L.C. The warrant was for the purchase of shares of the Company's common stock for the purchase price of $0.25 per share, as adjusted. In a recent refinance of a loan with MSF Properties, L.C., the terms of the original warrant were changed to reflect a purchase price of $0.08. The Warrant may be exercised in whole or in part at any time prior to expiration. Shares issued upon exercise of the warrants will be restricted shares, according to Rule 144 under the Securities Act of 1933. The shares purchased pursuant to the warrant have piggyback registration rights, in that the holder of the shares may make a secondary or public offering of the shares if they are included in any registration statement the Company files under the Securities Act of 1933, seeking to register transactions in other securities of the Company. The holder must request the registration of the shares in writing, and the Company's obligation is to use its best efforts to include the shares in the registration, subject to any underwriter approval. The warrant is for the purchase of up to 40,000 shares, and it expires January 16, 2006.

                    The exercise of all the Warrants would result in an equity infusion to the Company of approximately $ 2,803,200. There can be no assurance that any warrants will ever be exercised.

         Options

         As of January 31, 2001, the Company presently has no outstanding grants of stock options.

Transfer Agent and Registrar

     The stock transfer agent and registrar for the Company's common stock is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, Utah, 84117. The Company acts as its own registrar with respect to its other outstanding securities.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

         The Company's common stock is traded in the over-the-counter market since July 13, 1998. The common stock is currently quoted in the National Daily Quotation Sheets, commonly referred to as the "pink sheets," under the trading symbol PRIM. The following table sets forth the high and low bid information of the common stock for the periods indicated. The price information contained in the table was obtained from OTC Bulletin Board and Financial Web. Note that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and the quotations may not necessarily represent actual transactions in the common stock.

                  Quarter Ended                 High              Low
                  -------------                 ----              ---
                  1998
                  ----
                  September 30                  $3.00             $.375
                  December 31                   $2.25             $.50

                  1999
                  ----
                  March 31                      $2.375            $.75
                  June 30                       $4.75             $1.375
                  September 30                  $2.3125           $.75
                  December 31                   $2.21875          $.6875

                  2000
                  ----
                  March 31                       $1.625           $.51
                  June 30                        $1.35            $.20
                  September 30                   $.40             $.10
                  December 31                    $.49             $12


Holders

         At January 31, 2001, there were approximately 192 holders of record of the Company's common stock.

Dividends

         The Company has not declared any cash dividends within the past two years on its common stock. The Company is required to pay annual dividends on the preferred stock before the Company can declare and pay dividends to the common stockholders. See "Description of Securities--Preferred Stock." The Company does not anticipate or contemplate paying dividends on its common stock in the foreseeable future. It is the present intention of management to utilize available funds, if any, for the development of the Company's business.

Item 2. Legal Proceedings

         In October 1999, Electronic Exposition, Information Technologies, Inc. ("eExpo"), Lumin Technologies, Inc., Registration Control Systems, Inc., Iris Registration, Inc. Capitol Registration, Inc. filed a lawsuit against bCard, Neil Pickard, Ivan Lazarev, Christopher McLeod and Daniel Blair in the United States District Court for the District of Utah. On April 4, 2000, the lawsuit was dismissed from Federal Court. State law claims were subsequently filed May 3, 2000 in the Third Judicial District Court, Salt Lake County, State of Utah, case number 000903528, before Judge Dennis J. Fredrick. The plaintiffs in this action are Electronic Exposition Information Technologies, Inc., Lumin Leads Management, Inc., Registration Control Systems, Inc., Iris Registration, Inc., and Capital Registration, Inc. The Defendants are bCard, Inc., Neil Pickard, Ivan Lazarev, Christopher MacLeod and Daniel Blair.

         The Plaintiffs are all related entities, apparently owned and controlled by one individual, Edgar Bolton. Defendants Neil Pickard and Ivan Lazarev are former employees of Lumin Technologies, Inc., and Registration Control Systems, Inc., respectively. Messrs. Pickard and Lazarev left the employment of their respective employers and founded bCard in early 1999. Messrs. McLeod and Blair also are former employees of one of the Plaintiff companies and either were subsequently employed by bCard (Mr. Blair) or consulted with bCard (Mr. McLeod).

         Several months after Messrs. Pickard and Lazarev established bCard, Plaintiff eExpo became the exclusive licensee of a patent owned by IC One, Inc. In the Federal litigation, eExpo alleged that Messrs. Pickard and Lazarev and bCard infringed the IC One patent. The patent infringement claim against bCard appears to be the basis for Plaintiffs asserting certain pendent state law claims against bCard which have now become part of the state action.

         The lawsuit alleges alternative causes of action against one or more of the defendants including, breach of fiduciary duty, misappropriation of trade secrets, civil conspiracy, intentional interference with prospective economic relations, business disparagement, fraud, unfair competition, unjust enrichment, and breach of contract. Of these, Plaintiffs allege causes of action against bCard of intentional interference with prospective economic relations, unfair competition, and unjust enrichment. The plaintiffs request unspecified, compensatory and punitive damages and injunctive relief.

         This litigation is in the early stages and subject to all of the risks and uncertainties of litigation and the outcome cannot presently be predicted. Specifically, there is no assurance that the Company will be fully successful in defending this lawsuit or that the lawsuit will be resolved on acceptable terms, and the Company may incur significant costs in asserting its claims and defenses. The Company is not engaged in any other legal proceedings.

Item 3. Changes in and Disagreements with Accountants

         Tanner + Co. ("T+C") acted as the Company's independent auditor from 1998 until they were dismissed in December 1999. In January 2000, the Company retained Jones Jensen & Company ("JJC") as its independent auditor.

         Except for a going concern qualification, the report of T+C on the financial statements of the Company for the fiscal years ended December 31, 1998 and 1997, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

         During the Company's two most recent fiscal years and all subsequent interim periods preceding such change in auditors, there were no disagreements with T+C on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report; nor has T+C ever presented a written report, or otherwise communicated in writing to the Company or the Board the existence of any "disagreement" or "reportable event" within the meaning of Item 304 of Regulation S-B.

         The Company authorized T+C to respond fully to the inquiries of JJC. T+C has provided the Company with a letter addressed to the SEC, as required by
Item 304(a)(3) of Regulation S-B, regarding this disclosure which letter is filed as an Exhibit hereto.

Item 4. Recent Sales of Unregistered Securities

a.       PrimeSource Communications Acquisition

         In June 1998, the Company issued 5,577,275 shares of common stock to the PrimeSource Communications, Inc., shareholders in exchange for all of the issued and outstanding common stock of PrimeSource Communications, Inc., in order to affect the PrimeSource Communications Acquisition. There were approximately 17 PrimeSource Communications, Inc., shareholders of record who received shares of Company Common Stock in the transaction. The PrimeSource Communications Acquisition was affected as a means to combine the Company, which was a publicly held shell at the time, with the operating entity of PrimeSource Communications, Inc. The transaction was consummated June 30th 1998.

         The securities issued in the PrimeSource Communications Acquisition were issued without registration under the Securities Act of 1933 (the "Securities Act") in reliance on the exemption provided in Section 4(2) thereof as a transaction "not involving a public offering." The transaction was completed on the terms of the Share Exchange Agreement and Plan of Reorganization dated May 8th, 1998, which was approved, ratified and executed by each shareholder of PrimeSource Communications, Inc., and by the shareholders of the Company at a duly held meeting of the shareholders. The Share Exchange Agreement and Plan of Reorganization, and separate letters of consent executed by the shareholders of PrimeSource Communications, Inc., set forth the agreement and acknowledgement of such shareholders that the shares issued in the transaction were "restricted securities," as defined in rule 144 under the Securities Act; and that such shares were being acquired for investment and could not be transferred without registration under the Securities Act or an available exemption.

         In connection with this transaction, the Company paid a finder's fee in the form of 328,075 shares of Company Common Stock to Shell Seekers, Inc., an entity owned principally by K. Bruce Jones, and Matthew White, who were also directors of the Company at the time. Matthew White continues to be a director of the Company. Shell Seekers, Inc., was an entity engaged in the business of identifying publicly held shell companies and compatible operating companies to combine in order to provide a vehicle for creating a publicly held operating company. The number of shares issued to Shell Seekers, Inc., was equal to approximately 5.0% of the number of shares of Common Stock of the Company outstanding immediately following the PrimeSource Communications Acquisition. These shares were issued without registration in reliance on the exemption provided in Section 4(2) and Rule 506 promulgated hereunder. The owners of Shell Seekers, Inc., were deemed "accredited investors" under the Securities Act pursuant to Rule 501(a)(4).

b.       Consulting Agreement

         On September 25, 1998, the Company issued an aggregate of 25,000 shares of Company Common Stock to Gregory J. Newell, a consultant, for consulting services. The Company believes that the transaction was exempt from registration pursuant to Rule 701 promulgated under the Securities Act inasmuch as (i) the Company was not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) the Company was not an investment company; (iii) the consultant is a natural person who provided bona fide services to the Company and its subsidiaries not in connection with a capital raising or market making transaction; and (iv) the shares were issued under a written compensation contract with the consultant. The Company did not use an underwriter in connection this transaction.

c.       Short-Term Indebtedness

         On November 16, 1998, K. Bruce Jones, an individual shareholder and former officer and director of the Company, provided a short-term loan to the Company in the principal amount of $50,000. In consideration of such loan, the Company issued the lender a promissory note in the principal amount of $50,000 together with 20,000 shares of Common Stock. The Company believes that the promissory note is an exempted security under the Securities Act pursuant to
Section 3(a)(3) thereof as the promissory note's maturity was less than nine months. The Company further believes this transaction was exempt from registration under Section 4(2) of the Securities Act. The lender, as a former officer and director of the Company and principal of Shell Seekers, Inc., had access to all material information concerning the Company and had the opportunity to conduct a due diligence investigation of the Company and its operating condition.

         On December 11, 1998, an individual made a short-term loan to the Company in the principal amount of $10,000. The Company issued the lender a promissory note in the principal amount of $10,000 together with 2,500 shares of Common Stock. In connection with this transaction, the Company also issued 500 shares as a finder's fee to the brother of the lender, who was an accredited investor engaged as a consultant to the Company. The Company believes that the promissory note is an exempted security under the Securities Act pursuant to
Section 3(a)(3) thereof as the promissory note's maturity was less than nine months. The Company further believes these transactions were exempt from registration under Section 4(2) of the Securities Act and Rule 506 as promulgated under the Securities Act. The lender, together with his brother (an accredited investor), had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the prospective investment.

d.       Preferred Stock Offerings

         In October 1998 through June 1999, the Company issued an aggregate of 500,000 shares of Series A Preferred Stock at $0.75 per share and 500,000 shares of Series B Preferred Stock at $1.00 per share. The shares of Series A Preferred Stock were sold on various dates between October 1998 and June 1999 to an aggregate of twelve separate purchasers. The dates of the individual transactions and the number of shares sold in each transaction are as follows:

                   Purchaser       Date      Shares
                      1          10/27/98      10,000
                      2          10/27/98      10,000
                      3          11/9/98       66,667
                      4           3/9/99       27,000
                      5          3/17/99       20,000
                      6*         4/30/99      266,667
                                  6/17/99       6,329
                      7           6/1/99        2,667
                      8           6/1/99       10,668
                      9           6/1/99       13,334
                     10           6/1/99        6,667
                     11           6/1/99        6,667
                     12           6/1/99       53,334

*All 500,000 shares of Series B Preferred were purchased by this same investor on May 13, 1999.

         Each purchaser of preferred stock also received one warrant for each share of preferred stock purchased, exercisable for a period of three years, to purchase one share of Company Common Stock at an exercise price of $1.50 per share. In October 1999 and March 2000, 6,667 and 20,000 shares of Series A Preferred Stock, respectively, were converted into an aggregate of 26,667 shares of common stock.

         The Company believes that the issuances of the Series A and Series B Preferred Stock and related warrants were exempt from registration under Section 4(2) of the Securities Act and Rule 506 as promulgated under the Act. Each purchaser executed a subscription agreement setting forth such individual's representation that such purchaser was an "accredited investor," as defined under Rule 501 promulgated under the Securities Act. Each purchaser acknowledged that the shares being purchased were "restricted securities," as defined in rule 144 under the Securities Act; were being acquired for investment and could not be transferred without registration under the Securities Act or an available exemption. The securities were offered pursuant to a Private Placement Memorandum dated September 30, 1998, as supplemented January 25, 1999, containing disclosure and risk factors concerning an investment in the Company.

         The Company did not use an underwriter in connection these transactions. However, in connection with certain of the sales, the Company paid a finder's fee in the form of $77,475 and warrants to acquire 100,000 shares of common stock at an exercise price of $1.50 for a period of one year to the Mercer Group in connection with the transaction. These warrants have now expired. The Mercer Group is an entity based in San Diego, California, engaged in the business of assisting companies in finding financing. The Mercer Group assisted in the placement of some of the shares of preferred stock by identifying accredited investors potentially interested in making an investment in the Company from their existing clients. The Company believes that the issuance of the warrants was exempt from registration under Section 4(2) of the Securities Act.

e.       Issuance of Indebtedness and Conversion of Indebtedness into Common
         Stock

         In addition to the other indebtedness and the Series A and Series B convertible promissory notes described below, as part of the PrimeSource Communications Acquisition, the Company assumed indebtedness aggregating approximately $96,000 represented by promissory notes held by an aggregate of six people, five of whom were related to an associate of the Company.

         In March through July 1998, the Company issued Series A convertible promissory notes in the aggregate principal amount of approximately $195,500 to approximately 36 individuals (four of whom represented they were accredited investors). From May 1998 through July 1998, the Company issued Series B convertible promissory notes in the aggregate principal amount of $295,000 to sixteen investors, each of whom were accredited investors. The foregoing amounts include $229,500 in principal amount of promissory notes that were issued by the Company's predecessor prior to the PrimeSource Communications Acquisition.

         The Company believes that the issuances of the promissory notes by PrimeSource Communications, Inc., and by the Company in the foregoing transactions were exempt from registration under the exemptions provided by Rule 504 (pre April 1999 amendment) of Regulation D promulgated under the Securities Act. The note offerings were not a public offering and were made only to individuals with an existing relationship to the Company, PrimeSource Communications, Inc., or their principals and who were familiar with the business and operations of such entities. The Series B convertible promissory notes were offered only to accredited investors. The Company believes Rule 504 was available for the issuance of indebtedness because at the time of the transactions, the Company was not (i) subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act; (ii) an investment company; or (iii) a development stage company with no specific business plan or purpose and the aggregate offering price of the indebtedness sold under Rule 504 did not exceed $1,000,000 (offset by certain amounts mandated by Rule 504).

         Between December 1998 and April 1999, $495,758 in principal and interest owing under the above referenced notes was converted into an aggregate of 495,758 shares of common stock and warrants to acquire common stock. For each Series A convertible promissory note converted, the holder received 1/2 warrant exercisable at $2.00 per share (97,750 total warrants were issued). For each Series B convertible promissory note converted, the holder received 1 warrant exercisable at $1.00 per share (295,000 total). The Company believes that the foregoing conversions were exempt from the registration provided by Section 3(a)(9) under Section 4(2) and Rule 504 (pre-1999 amendment) as promulgated under the Securities Act. In connection with the conversions, each note holder was provided a copy of the Company's Offering Memorandum dated October 8, 1998, which contained disclosure and risk factors concerning an investment in the Company.

         Investors who chose not to convert their indebtedness into Company Common Stock were repaid the amounts owed to them. The Company did not use an underwriter in connection with these transactions.

f.       Private Placement of Common Stock

         On December 10, 1998, the Company issued an aggregate of 350,000 shares of common stock and a three- year warrant to purchase 1,000,000 of common stock at $1.30 each to Janda & Garrington, an investment-banking firm in San Diego, California, to retain the entity as a financial advisor to the Company. The Company believes that the transaction was exempt from registration under Rule 504 as promulgated under the Securities Act because the Company was not (i) subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act; (ii) an investment company; or (iii) a development stage company with no specific business plan or purpose and the aggregate offering price of securities sold under Rule 504 did not exceed $1,000,000 (offset by certain amounts mandated by Rule 504). The shares were issued under California state law (where Janda & Garrington resides) in reliance upon section 25102(f) of the California Corporations Code. The shares were offered pursuant to the terms of an Investment Banking Agreement dated December 11, 1998, at an agreed value of $175,000.

         In January 1999 and April 1999, the Company issued an aggregate of 306,350 shares of common stock to 13 accredited investors at $0.75 per share for an aggregate of $229,762.50. The Company believes that the transactions were exempt from registration under Rule 504 as promulgated under the Securities Act because the Company was not (i) subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act; (ii) an investment company; or (iii) a development stage company with no specific business plan or purpose and the aggregate offering price of securities sold under Rule 504 did not exceed $1,000,000 (offset by certain amounts mandated by Rule 504). Each purchaser executed a subscription agreement setting forth such individual's representation that such purchaser was an "accredited investor," as defined under Rule 501 promulgated under the Securities Act. The shares were offered through Janda & Garrnington pursuant to the terms of a private placement memorandum dated November 30, 1998. The Company paid Janda & Garrington a commission of $20,812.50 in connection these transactions.

g.       UniQuest Acquisition

         On December 31, 1998, the Company acquired all of the outstanding shares of UniQuest in consideration of the issuance of 1,000 shares of common stock to the UniQuest shareholders immediately prior to the UniQuest Acquisition. At the time of the acquisition, UniQuest had seven shareholders, including two principals of the Company and over 90% of the stock was held by individuals that were accredited investors. All UniQuest shareholders were also shareholders of the Company. The transaction was completed on the terms of the Stock Purchase Agreement dated December 31, 1998, which was approved, ratified and executed by each shareholder of UniQuest. The agreement set forth the acknowledgement of such shareholders that the shares issued in the transaction were "restricted securities," as defined in rule 144 under the Securities Act; and that such shares were being acquired for investment and could not be transferred without registration under the Securities Act or an available exemption. The Company believes that the transaction was exempt from registration under Section 4(2) of the Securities Act because it did not involve a public offering. The Company did not use an underwriter in connection with the transaction.

h.       Short-Term Indebtedness

         On March 11, 1999, the Company issued a convertible promissory note to an individual accredited investor in the principal amount of $100,000. In June 1999 the investor elected to convert $20,000 of the amount owing into common stock and the Company repaid the remaining principal and interest owing thereunder. The Company believes that the transaction was exempt from registration under Section 4(2) of the Act and Rule 506 as promulgated under the Act inasmuch as the investor was an accredited investor. The Company did not use an underwriter in connection with the transaction.

i.       Warrant; Exercise of Warrant

         On March 12, 1999, in consideration of the payment of $100,000 the Company issued warrants to Zephyr Holdings LLC, a company affiliated with an existing shareholder. Zephyr was an accredited investor and purchased warrants exercisable to purchase an aggregate of 500,000 shares of Company Common Stock. On June 30, 1999, the warrants were exercised in consideration for payment of the $150,000 exercise price. The shares were sold at discount from market because of the size of the transaction and the restricted nature of the shares. The Company believes that the transactions were exempt from registration under
Section 4(2) of the Act and Rule 506 as promulgated under the Act inasmuch as Zephyr is an accredited investor. The Company did not use an underwriter in connection these transactions.

j.       bCard Acquisition

         On March 15, 1999, in addition to $500,000, the Company issued 500,000 shares of Common Stock to the two bCard shareholders immediately prior to the bCard Acquisition in exchange for 80% of the outstanding stock of bCard. The Company believes that the transaction was exempt from registration under Section 4(2) of the Act because it was not a public offering but an offering of shares to two individuals in relation to a specific transaction. The shares of bCard were held by two individuals who are now employees of the Company. The Company owns 80% of the outstanding capital stock of bCard. The Company did not use an underwriter in connection with these transactions.

k.       Cash Investments

         In April 1999, the Company issued an aggregate of 1,075,000 shares of common stock to an investor in consideration for $400,000. The Company believes that with respect to 1,000,000 shares the transaction was exempt from registration under Rule 504 as promulgated under the Act and the transaction was exempt with respect to 75,000 shares under Section 4(2) of the Act and Rule 506 as promulgated under the Act. The Company believes Rule 504 was available because at the time of the issuance the Company was not (i) subject to the reporting requirements of sections 13 or 15(d) of the Exchange Act; (ii) an investment company; or (iii) a development stage company with no specific business plan or purpose and the aggregate offering price of securities sold under Rule 504 did not exceed $1,000,000 (offset by certain amounts mandated by Rule 504). The Company did not use an underwriter in connection with these transactions.

l.       Series C Preferred Stock

         In July and August 1999, the Company issued an aggregate of 705,000 shares of Series C Preferred Shares to three accredited investors, each of which were already shareholders of the Company, in consideration for $705,000. The Company believes that the transactions were exempt from registration under
Section 4(2) of the Act and Rule 506 as promulgated under the Act inasmuch as each of the three purchasers were accredited investors under Rule 501 promulgated under the Securities Act. The Company paid a finder's fee to the Mercer Group in connection with one of the sales. The finder's fee was $37,500 plus warrants to acquire 25,000 shares of Common Stock at a exercise price of $1.75 for a period of one year. The warrants have now expired.

m.       Security for Lease Obligations

         On July 27, 1999, August 27, 1999, September 13 1999, and April 18, 2000, the Company issued an aggregate of 80,000 shares of Common Stock into escrow in connection with the License and Option Agreement, dated July 1, 1999. The shares are being held in escrow as security for the payment of certain lease obligations assumed in connection with the License and Option Agreement. The Company believes that the transaction was exempt from registration under Section 4(2) of the Act because the shares were issued for the benefit of one entity in connection with a specific transaction and not in connection with a public offering. The shares would only have been released from escrow if the Company defaulted on the lease obligation. Since the Company has performed under the obligation and has since purchased the building, which was the subject of the lease, the shares will be recalled from the escrow and cancelled. The Company did not use an underwriter in connection this transaction.

n.       Collateral for Loan

         In October 1999, the Company issued an aggregate of 1,500,000 shares of Common Stock into escrow for the benefit of a single creditor as collateral for a loan in the principal amount of $150,000. The loan was paid off in December 1999 and the shares were cancelled. On January 11, 2000, the Company borrowed amounts from the same entity and pledged 1,000,000 shares of Common Stock, which were canceled on February 25, 2000, when amounts due were paid off. On each of March 21, 2000 and April 10, 2000, the Company issued 1,000,000 shares of Common Stock as collateral for indebtedness owed to the same lender. On June 30, 2000, the Company issued 1,000,000 shares as collateral for indebtedness from another lender, together with five-year warrant to purchase 40,000 shares of Common Stock at an exercise price of $0.25 per share. The Company was recently in default on the indebtedness underlying these transactions. In January 2001, the Company entered into a transaction with a third lender who provided cash to the Company, and partial payments to the two original lenders. In this transaction, the Company amended the warrant issued to the second original lender to reflect a purchase price of $0.08 per share, and the original lenders transferred ownership of 1,850,000 shares of common stock of the Company to the third lender. The original lenders continue to hold 1,150,000 shares of the common stock of the Company. . The Company believes that the transactions were exempt from registration under the Act under Section 4(2) of the Act as promulgated under the Act. The Company did not use an underwriter in connection with these transactions.

o.       GolfAgent USA Acquisition

         In October 1999, the Company issued 500,000 shares of common stock to the four shareholders of Camelot Holdings (GolfAgent USA) immediately prior to the GolfAgent USA Acquisition. One-half of these shares are being held in escrow and will be delivered to the former GolfAgent USA shareholders only if certain performance milestones are satisfied (which now seems unlikely). If the milestones are not satisfied the shares will be returned to the Company for cancellation. The Company believes that the transaction was exempt from registration under Section 4(2) of the Act and Rule 506 as promulgated under the Act. The Company did not use an underwriter in connection with these transactions.

p.       Sales of Stock for Cash

         In November 1999 through February 2000, the Company issued an aggregate of 1,713,142 shares of Common Stock to accredited investors in consideration for $953,500. The transactions occurred on the following dates in the following amounts:

11-17-99          500,000 shares at $0.40 per share
12-17-99          263,737 shares at $0.56875 per share.
12-30-99          338,625 shares at $0.590625 per share.
1-13-00           338,624 shares at $0.590625 per share.
2-17-00           100,000 shares at $0.6058 per share.
2-22-00            52,000 shares at $0.5625 per share.
2-23-00           147,126 shares at $0.679698 per share.

The Company believes that the transactions were exempt from registration under
Section 4(2) of the Securities Act and Rule 504 as promulgated under the Securities Act. The shares were offered and sold to Colorado persons and entities from whom the Company received representations and warranties that they were accredited in reliance on Section 11-51-308(1)(p) and Rule 51-3.13.B of the Colorado Securities Act and Rule 504 (b)(1)(iii). The Company relied on legal advice from outside counsel that the transactions could be completed under Rule 504 promulgated under the Securities Act.

The Company paid a finder's fee in the form of $37,500 to Paul Enright in connection with the transactions.

         At the time of the above referenced sales of securities, the Company believed the transactions were exempt from the registration requirements of the Securities Act. The Company relied on several different exemptions from Securities Act registration in completing the transactions. However, if the Company's fundraising activities violated the Securities Act or the securities issued were not issued pursuant to an exemption from Securities Act registration, then it is possible that an investor may have the right to rescind his or her purchase of the securities and the Company and its controlling persons may be subject to significant civil and criminal penalties. If any purchasers were to successfully seek rescission or civil or criminal penalties were imposed, the Company could face severe financial demands that could adversely affect the Company and result in the Company ceasing or significantly curtailing operations.

         From October 1998 through August 1999 the Company sold Preferred A Shares, Preferred B Shares and Series C Preferred Stock to investors. Under Delaware General Corporation Law a corporation's certificate of incorporation, or an amendment thereto, must set forth powers, designations, preferences and other rights of each class or series of stock a corporation intends to issue. The Company's certificate of incorporation did not provide for the Company to issue any class of preferred stock at the time the Preferred A Shares, Preferred B Shares and Series C Preferred Stock were issued. The Company has amended its certificate of incorporation to authorize the issuance of the preferred stock that was sold and has filed a certificate of correction. Though management believes that the remedial steps of filing an amendment to the certificate of incorporation and a certificate of correction will cure the defect, there can be no assurance that the Company's failure to properly authorize the preferred shares before issuance will not lead to significant liability in the form of possible rescission of the transactions in which the preferred shares were issued.

Item 5. Indemnification of Directors and Officers

         The Company's Certificate of Incorporation generally provide that its directors and officers shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders' ability to hold directors liable for breaches of fiduciary duty. The Company's Certificate of Incorporation and By-laws provide for indemnification by the Company of its Officers and Directors.

         The Company has entered into indemnity agreements (the "Indemnity Agreements") with each of its executive officers and directors pursuant to which the Company has agreed to indemnify the officers and directors to the fullest extent permitted by law for any event or occurrence related to the service of the indemnitee as an officer or director of the Company that takes place prior to or after the execution of the Indemnity Agreement. The Indemnity Agreements obligate the Company to reimburse or advance expenses relating to any proceeding arising out of an indemnifiable event. Under the Indemnity Agreements, the officers and directors of the Company are presumed to have met the relevant standards of conduct required by Delaware law for indemnification. Should the Indemnity Agreements be held to be unenforceable, indemnification of these officers and directors may be provided by the Company, in certain cases, at its discretion. The Company also maintains director and officer insurance that would cover certain acts or omissions of its directors or officers.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    PART F/S

         See page F-1 hereto.

                                    PART III

Item 1. Index to Exhibits.

EXHIBIT
  NO.                       DESCRIPTION OF EXHIBIT
  ---                       ----------------------
3(i).1         Certificate of Incorporation of the Company

3(i).2 Certificate of Amendment to the Certificate of Incorporation, dated December 11, 1990

3(i).3 Certificate of Amendment to the Certificate of Incorporation, dated June 8, 1998

3(i).4 Certificate of Amendment to the Certificate of Incorporation, dated July 14, 1999

3(i).5         Certificate of Designation for Preferred A Shares

3(i).6 Certificate of Correction to Certificate of Designation for Preferred A Shares

3(i).7         Certificate of Designation for Preferred B Shares

3(i).8 Certificate of Correction to Certificate of Designation for Preferred B Shares

3(i).9         Certificate of Designation for Series C Preferred Stock

3(ii).1        Bylaws of the Company

4.1            Form of Common Stock Certificate

10.1           Agreement between the Company and American Show Management, Inc.

10.2           Employment Agreement between PrimeHoldings and Tom Aliprandi.

10.3           Advisory Agreement between PrimeHoldings and Financial Service
               Group

10.4           Employment Agreement between bCard and Neil Pickard.

10.5           Employment Agreement between bCard and Ivan Lazarev.

10.6 Form of Indemnification Agreement between the Company and its executive officers and directors.

10.7           PrimeHoldings.com, Inc. 2000 Stock Option Plan

10.8           Loan Agreement between UniQuest and UniDial Incorporated

10.9           First Amendment to Loan Agreement between UniQuest and UniDial
               Incorporated

10.10          Revolving Credit Note between UniQuest and UniDial Incorporated.

10.11 First Amended Revolving Credit Note between UniQuest and UniDial Incorporated.

10.12 Second Amended Revolving Credit Note between UniQuest and UniDial Incorporated.

10.13 Third Amended Revolving Credit Note between UniQuest and UniDial Incorporated.

10.14 Fourth Amended Revolving Credit Note between UniQuest and UniDial Incorporated.

10.15          Security Agreement between UniQuest and UniDial Incorporated.

10.16          First Amended Security Agreement between UniQuest and UniDial
               Incorporated.

10.17          Stock Pledge Agreement between stockholders and UniDial
               Incorporated.

10.18 First Amended Stock Pledge Agreement between stockholders and UniDial Incorporated.

10.19          License and Option Agreement between Navilor and Automated
               Solutions, Inc.

10.20 First Amendment to License and Option Agreement between Navilor and Automated Solutions, Inc.

16.1 Letter from Tanner + Co., regarding change in certified accountants.

21.1           Schedule of subsidiaries of PrimeHoldings.

23.1 Consent of Independent Auditors' from HJ & Associates, LLC (formerly Jones, Jenson & Company)

23.2           Consent of Independent Auditors' from Tanner + Co.

27.1           Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PRIMEHOLDINGS.COM, INC
                                         (Registrant)


Date: February 8, 2001                   By  /s/   Thomas E. Aliprandi
                                            --------------------------
                                            Thomas E. Aliprandi
                                            Chief Executive Officer and Chairman

                             PRIMEHOLDINGS.COM, INC.
                      (Formerly PrimeSource Communications
                        Holdings, Inc. and Subsidiaries)

                        CONSOLIDATED FINANCIAL STATEMENTS
                    September 30, 2000 and December 31, 1999

                                              PRIMEHOLDINGS.COM, INC.
                       (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                            Consolidated Balance Sheets


                                                      ASSETS

                                                                              September 30,       December 31,
                                                                                 2000                1999
                                                                           ------------------  -----------------
                                                                                (Unaudited)
CURRENT ASSETS
   Cash                                                                    $           65,754  $          86,657
   Receivables, net of allowance for doubtful accounts
    of $8,000 and $5,832, respectively (Note 2)                                        48,914            104,743
   Advances to related party (Note 8)                                                   6,499             26,074
   Prepaid expenses                                                                   115,423             75,158
   Inventory                                                                           22,543             -
                                                                           ------------------  -----------------
     Total Current Assets                                                             259,133            292,632
                                                                           ------------------  -----------------

PROPERTY AND EQUIPMENT (NET) (Note 3)                                                 589,423            599,217
                                                                           ------------------  -----------------

OTHER ASSETS
   Other assets, net of accumulated amortization of
    $122,577 (Note 2)                                                                 564,200            671,459
   Deposits                                                                            10,584             21,605
                                                                           ------------------  -----------------
     Total Other Assets                                                               574,784            693,064
                                                                           ------------------  -----------------
     TOTAL ASSETS                                                          $        1,423,340  $       1,584,913
                                                                           ==================  =================

                                             PRIMEHOLDINGS.COM, INC.
                      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                      Consolidated Balance Sheets (Continued)


                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                             September 30,       December 31,
                                                                                 2000                1999
                                                                           ------------------  -----------------
                                                                                (Unaudited)
CURRENT LIABILITIES
   Accounts payable                                                        $          625,651  $         214,563
   Accrued expenses                                                                   723,791            355,754
   Unearned revenue                                                                   169,262             -
   Notes payable - current portion (Note 4)                                           498,633            168,949
   Notes payable - related party (Note 4)                                             201,114            160,408
                                                                           ------------------  -----------------
     Total Current Liabilities                                                      2,218,451            899,674
                                                                           ------------------  -----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY
   Preferred stock: $0.001 par value, 5,000,000 shares
    authorized, 1,378,333 and 1,698,333 shares issued
    and outstanding, respectively                                                       1,378              1,698
   Common stock, $0.0666 par value, 50,000,000
    shares authorized, 15,830,400 shares issued with
    12,830,400 and 11,168,674 shares outstanding,
    respectively                                                                      454,121            343,701
   Additional paid-in capital                                                       4,463,041          4,179,416
   Accumulated deficit                                                             (5,713,651)        (3,839,576)
                                                                           ------------------  -----------------
     Total Stockholders' Equity                                                      (795,111)           685,239
                                                                           ------------------  -----------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $        1,423,340  $       1,584,913
                                                                           ==================  =================

                                              PRIMEHOLDINGS.COM, INC.
                       (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                       Consolidated Statements of Operations

                                                                                  For the Nine Months Ended
                                                                                         September 30,
                                                                           -------------------------------------
                                                                                  2000               1999
                                                                           ------------------  -----------------
                                                                                (Unaudited)
REVENUES                                                                   $        1,393,592  $         645,037

COST OF REVENUES                                                                      640,867            264,394
                                                                           ------------------  -----------------
GROSS MARGIN                                                                          752,725            380,643
                                                                           ------------------  -----------------

OPERATING EXPENSES
   Amortization and depreciation                                                      261,492            132,166
   Selling, general and administrative expenses                                     2,143,462          1,390,091
                                                                           ------------------  -----------------
     Total Operating Expenses                                                       2,404,954          1,522,257
                                                                           ------------------  -----------------

LOSS FROM OPERATIONS                                                               (1,652,229)        (1,141,614)
                                                                           ------------------  -----------------

OTHER INCOME (EXPENSES)
   Interest expense                                                                  (244,325)           (82,205)
   Other income                                                                        22,479              9,247
                                                                           ------------------  -----------------

     Total Other Income                                                              (221,846)           (72,958)
                                                                           ------------------  -----------------

LOSS BEFORE INCOME TAXES                                                           (1,874,075)        (1,214,572)
                                                                           ------------------  -----------------

INCOME TAXES                                                                           -                  -
                                                                           ------------------  -----------------

NET LOSS APPLICABLE TO COMMON STOCK
  Dividends on convertible preferred stock; unpaid                                    (63,450)           (14,903)
                                                                           ------------------  -----------------

     NET LOSS                                                              $       (1,937,525) $      (1,229,475)
                                                                           ==================  =================

BASIC LOSS PER SHARE                                                       $            (0.13) $           (0.17)
                                                                           ==================  =================

                                              PRIMEHOLDINGS.COM, INC.
                       (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                             Consolidated Statements of Stockholders' Equity (Deficit)



                                          Preferred Stock             Common Stock          Additional                    Total
                                   --------------------------  --------------------------    Paid-In      Accumulated  Stockholders'
                                     Shares         Amount       Shares         Amount       Capital        Deficit       Deficit
                                   ------------  ------------  ------------  ------------   ------------  ------------   --------
Balance, December 31, 1997               -       $     -          5,578,275  $     14,150   $     -       $  (849,403)  $  (835,253)

Acquisition of Market Lead
  International Corporation              -             -            656,157           930         -            -                930

Issuance of preferred stock
 for cash                                86,667            87        -             -              64,913       -             65,000

Issuance of common stock
 for services                            -             -            726,075        48,357        192,931       -            241,288

Note conversions and payment
 of accrued interest                     -             -            411,772        27,424        384,348       -            411,772

Common stock retired due
 to payment of debt                      -             -           (150,000)       (9,990)         9,990       -             -

Net loss for the year ended
 December 31, 1998                       -             -             -             -              -          (921,597)     (921,597)
                                   ------------  ------------  ------------  ------------   ------------  ------------  ------------
Balance, December 31, 1998               86,667  $         87     7,222,279  $     80,871   $    652,182  $(1,771,000)  $(1,037,860)
                                   ------------  ------------  ------------  ------------   ------------  ------------  ------------

                                                       PRIMEHOLDINGS.COM, INC.
                                (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                Consolidated Statements of Stockholders' Equity (Deficit) (Continued)



                                          Preferred Stock             Common Stock          Additional                    Total
                                   --------------------------  --------------------------    Paid-In      Accumulated  Stockholders'
                                     Shares         Amount       Shares         Amount       Capital        Deficit       Deficit
                                   ------------  ------------  ------------  ------------   ------------  ------------   --------
Balance, December 31, 1998               86,667  $         87     7,222,279  $     80,871   $    652,182  $(1,771,000) $ (1,037,860)

Issuance of common stock for
 cash                                    -             -          2,956,742       196,919      1,058,271       -          1,255,190

Issuance of common stock for
 debt                                    -             -            103,986         6,926         97,061       -            103,987

Issuance of preferred shares
 for cash at an average of $0.88
 per share                            1,618,333         1,618        -             -           1,513,380       -          1,514,998

Preferred shares converted to
 common shares                           (6,667)           (7)        6,667           444           (437)      -             -

Common stock issued to acquire
 subsidiary (bCard)                      -             -            500,000        33,300        529,200       -            562,500

Common stock issued to acquire
 subsidiary (Golf Agent USA, Inc.)       -             -            500,000        33,300        278,700       -            312,000

Exercise of warrants at $2.00
 per share                               -             -              9,000           599         17,401       -             18,000

Contribution of capital                  -             -             -             -              25,000       -             25,000

Retirement of shares                     -             -           (130,000)       (8,658)         8,658       -             -

Net loss for the year ended
 December 31, 1999                       -             -             -             -              -        (2,068,576)   (2,068,576)
                                   ------------  ------------  ------------  ------------   ------------  -----------  ------------
Balance, December 31, 1999            1,698,333  $      1,698    11,168,674  $    343,701   $  4,179,416  $(3,839,576) $    685,239
                                   ------------  ------------  ------------  ------------   ------------  -----------  ------------

                                                       PRIMEHOLDINGS.COM, INC.
                                (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                Consolidated Statements of Stockholders' Equity (Deficit) (Continued)



                                          Preferred Stock             Common Stock          Additional                    Total
                                   --------------------------  --------------------------    Paid-In      Accumulated  Stockholders'
                                     Shares         Amount       Shares         Amount       Capital        Deficit       Deficit
                                   ------------  ------------  ------------  ------------   ------------  ------------   --------
Balance, December 31, 1999            1,698,333  $      1,698    11,168,674  $    343,701   $  4,179,416  $(3,839,576) $    685,239

Issuance of common stock for
 cash at $0.59 per share
 (unaudited)                             -             -            338,624        22,552        177,448       -            200,000

Issuance of common stock for
 cash at $0.72 per share
 (unaudited)                             -             -            100,000         6,670         65,330       -             72,000

Issuance of common stock for
 cash at $0.56 per share
 (unaudited)                             -             -             52,000         3,463         28,037       -             31,500

Issuance of common stock for
 cash at $0.68 per share
 (unaudited)                             -             -            147,126         9,799         90,201       -            100,000

Issuance of common stock into
 escrow to secure notes payable
 (unaudited)                             -             -          3,000,000        -              -            -             -

Conversion of preferred stock
 for common stock (unaudited)          (320,000)         (320)    1,020,000        67,932        (67,612)      -             -

Issuance of common stock to
 cover obligation (unaudited)            -             -              3,976             4            791       -                795

Cost of capital (unaudited)              -             -             -             -             (10,570)      -            (10,570)

Net loss for the period ended
 September 30, 2000 (unaudited)          -             -             -             -              -        (1,874,075)   (1,874,075)
                                   ------------  ------------  ------------  ------------   ------------  -----------  ------------
Balance, September 30, 2000
 (unaudited)                          1,378,333  $      1,378    15,830,400  $    454,121   $  4,463,041  $(5,713,651) $   (795,111)
                                   ============  ============  ============  ============   ============  ===========  ============

                                              PRIMEHOLDINGS.COM, INC.
                       (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                       Consolidated Statements of Cash Flows


                                                                                For the Nine Months Ended
                                                                                       September 30,
                                                                         ---------------------------------------
                                                                               2000                  1999
                                                                         -----------------     -----------------
                                                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                              $      (1,874,075)    $      (1,214,572)
   Adjustments to reconcile net loss to net cash used
    in operating activities:
     Depreciation and amortization expense                                         261,492                67,196
     Bad debt expense (recoveries)                                                   8,000                  (584)
   Change in Assets and Liabilities:
     (Increase) decrease in accounts receivable                                     47,831               (98,252)
     (Increase) decrease in prepaid expenses                                       (18,590)             (126,220)
     (Increase) decrease in advances to related party                               (2,101)               -
     (Increase) decrease in other assets                                            11,021                -
     Increase (decrease) in cash overdraft                                               -               (15,162)
     Increase in accounts payable                                                  411,082               (14,374)
     Increase in accrued expenses/unearned revenue                                 537,299               134,926
     (Increase) decrease in inventory                                              (22,544)                -
                                                                         -----------------     -----------------
       Net Cash Used in Operating Activities                                      (640,585)           (1,267,042)
                                                                         -----------------     -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment and software                                             (144,433)             (781,161)
                                                                         -----------------     -----------------
       Net Cash Used in Investing Activities                                      (144,433)             (781,161)
                                                                         -----------------     -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from notes payable                                                     476,500               418,085
   Payments on notes payable                                                      (106,110)             (646,000)
   Proceeds from issuance of stock                                                 393,725             2,292,888
                                                                         -----------------     -----------------
       Net Cash Provided by Financing Activities                                   764,115             2,064,973
                                                                         -----------------     -----------------

NET INCREASE (DECREASE) IN CASH                                                   (20,903)                16,770

CASH, BEGINNING OF YEAR                                                             86,657                -
                                                                         -----------------     -----------------

CASH, END OF PERIOD                                                      $          65,754     $          16,770
                                                                         =================     =================

                                              PRIMEHOLDINGS.COM, INC.
                       (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                 Consolidated Statements of Cash Flows (Continued)


                                                                                For the Nine Months Ended
                                                                                       September 30,
                                                                         ---------------------------------------
                                                                               2000                  1999
                                                                         -----------------     -----------------
                                                                             (Unaudited)
Supplemental disclosures of cash flow information:
   Interest                                                              $          28,201     $          34,584
   Income taxes                                                          $          -          $           -

During 1999, the Company paid debt of $100,066 and associated accrued interest of $3,921 by issuing 103,986 shares of common stock.

During 1999, the Company purchased two subsidiaries for 1,000,000 shares of common stock for a combined value of $874,500.

During 1999, a shareholder of the Company transferred some of his shares of stock to satisfy a debt of the Company in the amount of $25,000. This amount has been contributed to capital.

During the nine months ended September 30, 2000, the Company issued 3,976 shares of common stock to settle an obligation to an individual and recognized an expense of $795.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND PRESENTATION

              On July 8, 1999, the Board of Directors approved changing the Company's name from PrimeSource Communications Holdings, Inc. to PrimeHoldings.com, Inc.

              On March 5, 1999, the Company acquired 80% of the outstanding stock of bCard, Inc., (a Utah corporation with a wholly-owned Canadian subsidiary) in exchange for $100,000 cash, a $400,000 promissory note and 500,000 shares of restricted common stock. bCard, Inc. was incorporated in January 1999. All financial information of bCard, Inc. has been included in the consolidated financial statement of the Company. The acquisition was accounted for as a purchase with goodwill being recognized of $562,500. bCard, Inc. did not have any operations or assets prior to the acquisition and the minority shareholders did not have any basis in bCard, Inc. Therefore, no minority interest or proforma financial information is presented.

              In July 1999, the Company acquired assets and associated liabilities from a Utah company for $400,000 cash. The assets were recorded in the Company's subsidiary Navilor, Inc. (formerly PrimeSource Net, Inc.) The assets were office equipment and furniture for $250,000 and software licensing rights for $150,000.

              On October 12, 1999, the Company acquired all issued and outstanding stock of Camelot Holdings, Inc. (a Nevada corporation) in exchange for 500,000 shares of the Company's restricted common stock. Camelot Holdings, Inc. is engaged in developing an online tee time reservation system and had no significant operations prior to 1999. The acquisition was accounted for as a purchase. Camelot Holdings, Inc. later changed its name to Golf Agent USA, Inc. The acquisition was accounted for as a purchase with goodwill being recognized of $312,000. The goodwill was determined to be impaired as of December 31, 1999 because of a significant decrease in market value due to insufficient cash flows and an allowance was established for the $312,000. CamelotHoldings, Inc. did not have any financial operations before the acquisition, therefore, no proforma financial information is being presented.

              On June 30, 1998, PrimeSource Communications Holdings, Inc. (the Company), formerly Market Lead International Corporation, entered into a share exchange agreement and plan of reorganization with PrimeSource Solutions, Inc. (formerly PrimeSource Communications, Inc.) whereby the Company acquired all of the issued and outstanding common stock of PrimeSource Solutions, Inc. in exchange for 5,577,275 shares of the Company's common stock. The business combination has been accounted for as a recapitalization, therefore, all assets and liabilities have been reflected at historical cost.

              On December 31, 1998, PrimeSource Communications Holdings, Inc. (the Company) entered into a stock purchase agreement accounted for as a pooling with UniQuest Communications, Inc. whereby the Company acquired all of the issued and outstanding common shares of UniQuest Communications, Inc., in exchange for 1,000 shares of the Company's common stock.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND PRESENTATION (Continued)

              The consolidated financial statements at December 31, 1998 assume the acquisition of PrimeSource Solutions, Inc. and UniQuest Communications, Inc. (the subsidiaries) by the Company, as of January 1, 1997. Because the shares issued in the acquisition of PrimeSource Solutions, Inc. represent control of the total shares of the Company's common stock issued and outstanding immediately following the acquisition, PrimeSource Solutions, Inc. is deemed for financial reporting purposes to have acquired the Company in a reverse acquisition. The business combination has been accounted for as a recapitalization of PrimeSource Solutions, Inc. giving effect to the acquisition of 100% of the outstanding common shares of PrimeSource Solutions, Inc.

              At December 31, 1998, the financial statements reflect the assets and liabilities of PrimeSource Communications Holdings, Inc., PrimeSource Solutions, Inc., and UniQuest Communications, Inc. at their historical book value and the historical operations of the Company are those of the Company and its subsidiaries. At December 31, 1998, the issued common stock was that of the Company and the accumulated deficit was that of the subsidiaries.

              During 2000 and 1999, PrimeHoldings.com, Inc. and Subsidiaries were engaged primarily in telecommunications services, event registration services and electronic data extraction services.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

              a.  Going Concern

              At September 30, 2000, the Company had a deficit in working capital and has incurred losses since inception. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              The Company's ability to continue as a going concern is subject to the attainment of profitable operations and/or obtaining necessary funding from outside sources. The Company plans to increase sales from its new electronic processing services division and to expand sales in its electronic business card distribution business. The Company is also currently seeking additional capital through both private and public sources.

              b.  Estimates in Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
              (Continued)

              c.  Principles of Consolidation

              The consolidated financial statements include the accounts of the Company, and its subsidiaries Navilor, Inc., Uniquest Communications, Inc., bCard, Inc., and GolfAgent USA, Inc. All significant intercompany balances and transactions have been eliminated.

              d.  Concentration of Credit Risk

              Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

              The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not
              exposed  to  any   significant   credit  risk  on  cash  and  cash
              equivalents.

              e.  Cash and Cash Equivalents

              For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

              f.  Property and Equipment

              Property and equipment are stated at cost. Depreciation on furniture, equipment and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets, primarily from three to ten years.

              g.  Income Taxes

              Deferred  income taxes are provided in amounts  sufficient to give
              effect  to  temporary   differences   between  financial  and  tax
              reporting.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
              (Continued)

              h.  Basic Loss Per Share

              The basic loss per share is calculated using basic and fully diluted weighted average common shares of 14,039,052 and 7,023,000 for 2000 and 1999, respectively. Common stock equivalents are not included in diluted earnings per share when their effect is antidilutive.

                                                                      For the Nine Months Ended
                                                                         September 30, 2000
                             -------------------------------------------------------------------
                                   Loss                 Shares                Per Share
                                  (Numerator)          (Denominator)           Amount

              Net loss       $       (1,874,075)          14,039,052     $           (0.13)
                             ==================    =================     =================

                                                                     For the Nine Months Ended
                                                                         September 30, 1999
                             -------------------------------------------------------------------
                                   Loss                 Shares                Per Share
                                  (Numerator)          (Denominator)           Amount

              Net loss       $       (1,214,572)           7,023,000     $           (0.17)
                             ==================    =================     =================

              i.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              j.  Revenue Recognition Policy

              The Company recognizes revenue from its event registration services upon the completion of each event for all revenues associated with that event. Revenue is recognized monthly from its electronic data extraction services for all the data extraction and delivered to customers in that month. The Company has no material obligation to provide additional services after an event or after delivery of extracted data. Revenue is recognized from the telecommunication services marketing as commissions are earned and received by the Company.

              k.  Other Assets

                                                                                         Net
                                                                    Accumulated       Book Value
                                 Term            Cost              Amortization       9/30/00
                           ---------------  ------------------  ---------------  ---------------
               Goodwill            5 years  $          562,500  $       168,750  $       393,750
               Software            3 years              81,536           48,586           32,950
               License            15 years             150,000           12,500          137,500
                                            ------------------  ---------------  ---------------
                                            $          794,036  $       229,836  $       564,200
                                            ==================  ===============  ===============

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
              (Continued)

              The amortization expense for the nine months ended September 30, 2000 and 1999 was $107,259 and $10,074, respectively.

              The license represents the Company's fully-paid, perpetual, exclusive and non-assignable right to use, modify, alter, enhance, change and revise the source code for the data extraction software to extract handwritten data from forms and convert it to electronic files. Based upon the Company's knowledge of the technology and the market demand for this service, the Company has projected that the useful life of the licensed technology is fifteen years.

              All long lived assets are evaluated for impairment per SFAS 121 whenever events or circumstances indicate. Any impairment in value is recognized as an expense in the period when the impairment occurs.

NOTE 3 -      PROPERTY AND EQUIPMENT

              Property and equipment consists of the following:

                                                  September 30,  December 31,
                                                      2000           1999
                                                  ------------   ------------
              Furniture                           $     70,208   $     50,395
              Equipment                                633,126        509,869
              Leasehold improvements                   163,837        162,660
                                                  ------------   ------------
                                                       867,171        722,924
              Less: accumulated depreciation          (277,748)      (123,707)
                                                  ------------   ------------
                                                  $    589,423   $    599,217
                                                  ============   ============

              The depreciation expense for the nine months ended September 30, 2000 and 1999 was $154,233 and $57,122, respectively.

NOTE 4 -      NOTES PAYABLE

              The Company had the following notes payable at September 30:

                                                                        2000
                                                                     ---------
              Line-of-credit agreement with an independent
                company, which allows the Company to borrow a
                maximum of $300,000, which was reduced to
                $168,000 in January 2000. The line-of credit
                bears interest at prime plus 3% (11.5% at
                December 31, 1999). The line-of-credit matures on
                January 31, 2001, and is secured by accounts
                receivable.                                          $ 163,633

              Notes payable to stockholders of the Company,
                unsecured, amounts ranging from $10,000 to
                $50,000. The notes bear interest ranging from 0%
                to 23%, and are due on demand.                         201,114

              Notes payable to two independent companies, secured
                by 3,000,000 shares of common stock. These notes
                are past due and are classified as current. The
                interest rates range from 25% to 96%.                  320,000

              Unsecured note payable to an investor. This note is
                past due with an interest rate of 18%.                  15,000
                                                                     ---------

              Total notes payable                                      699,747

              Less current portion                                    (699,747)
                                                                     ---------

              Long-term portion                                      $       -
                                                                     =========

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 4 -      NOTES PAYABLE (Continued)

              Maturities of notes payable are as follows:

                      Years Ending
                      December 31,
                            2000                       $           699,747
                            2001                                    -
                            2002                                    -
                            2003                                    -
                            2004                                    -
                                                       -------------------
                                                       $           699,747
                                                       ===================
NOTE 5 -      CAPITAL STOCK

              Common Shares

              Holders of outstanding common shares are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the common shareholders at the time. Any preferred shares outstanding will be entitled to preferential payments described below before any distribution to common shareholders.

              Preferred Shares

              The Board of Directors is authorized to designate series of preferred shares and to determine and fix the relative rights and preferences governing those shares.

              As of December 31, 1999, Preferred shares issued and outstanding consisted of Preferred "A" and Preferred "B" shares and Series "C" Preferred shares. The following describes the rights and preferences of the "A", "B" and "C" shares.

              Series "C" Preferred shares are entitled to receive dividends at the rate of $0.12 per share per year payable at such intervals as the board of directors may from time to time determine. The specified dividends are cumulative.

              Series "C" Preferred shares may be converted into three and one-third (3.33) shares of common stock upon the request of the holder. Additionally, upon conversion, each holder shall be entitled to receive one share of common stock for every $0.33 of unpaid accumulated dividends.

              The Company issued Series "C" Preferred shares before the Company updated its articles of incorporation. Such issuances may be in violation of applicable laws. Subsequently, the Company has amended its Articles to authorize the preferred shares. The Company is not aware of any asserted or unasserted claims for any individuals or federal and state authorities regarding this issue.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 5 -      CAPITAL STOCK (Continued)

              Preferred "A" and Preferred "B" Shares bear simple interest at 10% per annum payable annually within 60 days after the end of the prior fiscal year. In the event the Company does not pay the interest when due, it will accumulate and bear interest at the same rate from the end of the last fiscal period for which interest is due.

              Preferred "A" and Preferred "B" Shares have identical voting rights as the outstanding common shares of the Company. Preferred Shares will have preferential rights to the assets of the Company before the common shares in the event of dissolution or liquidation.

              Preferred "A" and Preferred "B" Shares bear an optional conversion privilege. If at any time a holder, in their sole discretion, desires to convert all or part of their preferred shares to common shares, the holder may do so upon fourteen (14) days written notice to the Company. The conversion rate into common shares is one for one.

              Preferred "A" and Preferred "B" Shares bear a call provision on behalf of the Company. The Company may, in its discretion, call for the conversion of the preferred into common on a mandatory one for one basis if and when, and only if and when, the public market price in the over-the-counter securities markets or other publicly traded securities medium is at $2.50 on the bid for (5) consecutive trading periods. In the event the Company exercises this mandatory call conversion feature, preferred shareholders will be given notice and their shares will automatically become, by operation of law, common shares at the expiration of the notice.

              Preferred "A" and Preferred "B" Shares carry a warrant to purchase one common share for each preferred share held. The purchase price is $1.50 per common share and may be exercised in whole or in part at the discretion of the holder during a three year period. Any conversion or call of the preferred shares will not affect the warrants. The Company will have a thirty (30) day option in which to call the warrants which will require the holders to either exercise the warrants or return the warrants to the Company for redemption at the nominal price of $0.05 per warrant. The call may be issued by the Company if the bid price for the Company's shares in public markets is $2.50 for any five (5) consecutive trading day period. Shares issued upon exercise of the warrants will be "restricted" pursuant to applicable securities laws and regulations, primarily Rule 144 under the Securities act of 1933. This means that those shares will have to be held by the shareholders at least one (1) year before being eligible for sale under that Rule.

              During 2000 and 1999, the Company issued stock offerings and sale of securities under Regulation D. The issuance of this stock may have deviated from the limitation noted under Regulation D. The Company feels if there was a deviation from the terms that it made a good faith and reasonable attempt to comply with all applicable terms and conditions and such deviation would be considered insignificant.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 6 -      STOCK SPLIT

              As part of the reverse acquisition described under note 1, PrimeSource Communications Holdings, Inc. had a reverse stock split exchange of one share received for every 1.33 shares owned.

              The financial statements have been adjusted to reflect the stock split on a retroactive basis.

NOTE 7 -      COMMITMENTS AND CONTINGENCIES

              The Company leases an office building under a noncancellable operating lease agreement which expires in 2003. Future minimum rental payments for this lease are approximately as follows:

                      2000                           $                 51,243
                      2001                                            228,791
                      2002                                            113,239
                      2003                                             78,431
                      2004                                              4,141
                                                     ------------------------
                                                     $                475,845
                                                     ========================

              Rental expense on operating leases for the nine months ended September 30, 2000 and 1999 was approximately $172,737 and $94,652, respectively.

              The Company has signed employment contracts with two key employees. The contracts are three year contracts from January 1, 2000. The beginning annual compensation will be $120,000 and $100,000 each. If employment is terminated by the Company, each employee is entitled to termination compensation at the then current annual salary based on the following schedule:

                        Years of                        Termination
                       Employment                       Compensation
                       ----------                       ------------
                         1 year                      6 months salary
                         2 years                     12 months salary
                         3 years                     24 months salary
                         4 years                     36 months salary

              The Company's subsidiary, bCard, Inc. is a defendant in a state lawsuit, all in the ordinary course of business, in which plaintiffs allege causes of action against bCard of intentional interference with prospective economic relations, unfair competition, and unjust enrichment. Outside counsel for the Company cannot offer and opinion as to the probable outcome. No accrual has been made for this contingency as the Company believes that the chances of a material loss are remote.

NOTE 8 -      RELATED PARTY TRANSACTIONS

              The following related party transactions and balances exist in addition to those identified in other notes to the financial statements:

              Accrued expenses as of September 30, 2000 include consulting fees payale by the Company for several months services to a company controlled by a member of its board of directors in the amount of $62,500. The associated expense recorded for the nine months ended September 30, 2000 was approximately $80,000.

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 8 -      RELATED PARTY TRANSACTIONS (Continued)

              In May 2000, the Company issued a promissory note in the amount of $30,000 to a member of its board of directors. The note does note bear interest and is due on demand.

              Interest expense recognized in 2000 and 1999 related to notes payable to stockholders was approximately $82,975 and $59,000, respectively.

              Advances to related party as of September 30, 2000 and December 31, 1999 represent the net amount of advances to officers/stockholders of the Company. Advances to related parties consist of travel and payroll advances totaling $6,499 and $26,074, as of these dates, respectively.

NOTE 9 -      STOCK WARRANTS AND OPTIONS

              The following table summarizes information about stock warrants issued during 1999 and outstanding at September 30, 2000. Warrants were issued in connection with conversions of notes payable and sales of preferred stock during 1998.

                             Warrants Outstanding                              Warrants Exercisable
               -------------------------------------------------  ------------------------------------------------
                                                     Weighted
                                                     Average
                                    Number          Remaining        Weighted          Number           Weighted
                  Range of        Outstanding      Contractual        Average        Exercisable        Average
                  Exercise            at               Life          Exercise            at             Exercise
                   Prices          9/30/00           (Years)          Price           12/31/99           Price
               --------------  ----------------  ---------------  ---------------  ---------------  --------------
               $ 0.25 to 1.50         2,040,000        1.45          $   1.38        2,040,000           $  1.38
               ==============  ================  ===============  ===============  ===============  ==============

              At September 30, 2000, the Company had authorized the following options pursuant to the 2000 Stock Option Plan:

                                          Exercise            Number               Number             Number
                                          Price              Authorized           Exercised          Outstanding
                                          -----              ----------           ---------          -----------
                                     $         0.78125           3,666,000              -                3,394,000
                                     =================  ==================  ==================  ==================

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 10 -     SIGNIFICANT SOURCES OF REVENUES

              During 2000 and 1999, the Company received revenues and/or commissions from the sale of event registration services and commissions from the marketing of telecommunications services from two unrelated companies, which accounted for a significant portion of revenues.

              Approximate revenues from these companies were as follows:

                                                    September 30,
                                      ---------------------------------------
                                            2000                  1999
                                      -----------------     -----------------

                      Company 1       $       1,186,128     $         501,737
                      Company 2                  39,006                74,740
                                      -----------------     -----------------
                                      $       1,225,134     $         576,477

NOTE 11 -     SEGMENT INFORMATION

              The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

              There are three reportable segments: event registration services including distribution of electronic business cards, electronic data extraction services and telecommunications services marketing. The event registration services segment consists of electronic data cards (" smart cards") used as a medium to manage information on attendees at trade sows and other events and the rental of devices used to read the cards. The electronic data extraction segment consists of software and hardware technology to electronically extract and manage handwritten data from paper documents. The telecommunications services marketing segment sells a variety of long distance, Internet access and related services provided by an unrelated company.

              The   accounting   policies   applied  to  determine  the  segment
              information are the same as those described in the summary of significant accounting policies.

              Financial information with respect to the reportable segments for the nine months ended September 30, 2000 follows:

                                                                  Electronic
                                                    Event            Data            Telecom-
                                                  Registration     Extracting       munications        Total
                                                  ------------     ----------       -----------        -----
              Revenue from external customer     $    1,186,128  $     168,458  $         39,006   $     1,393,592

              Depreciation and amortization             199,757         55,116             6,619           261,492

              Segment loss                           (1,324,719)      (485,636)          (63,720)       (1,874,075)


              Financial information with respect tothe reportable segments for the nine months ended September 30, 2000 follows:

                                                                  Electronic
                                                    Event            Data            Telecom-
                                                  Registration     Extracting       munications        Total
                                                  ------------     ----------       -----------        -----
              Revenue from external customer     $      489,281  $      81,016  $         74,740   $       645,037

              Depreciation and amortization              95,025         21,767            15,375           132,167

              Segment loss                              752,733        323,910           137,828         1,214,471

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 12 -     SUBSEQUENT EVENT

              In October 2000, the Company purchased the building which it had been leasing.

                             PRIMEHOLDINGS.COM, INC.
                      (Formerly PrimeSource Communications
                        Holdings, Inc. and Subsidiaries)

                        CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

                                 C O N T E N T S

Independent Auditors' Report - Jones, Jensen & Company......................F-23

Independent Auditors' Report - Tanner + Co. ................................F-24

Consolidated Balance Sheet..................................................F-25

Consolidated Statements of Operations.......................................F-27

Consolidated Statements of Stockholders' Equity ............................F-28

Consolidated Statements of Cash Flows.......................................F-31

Notes to Consolidated Financial Statements................................. F-32

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of PrimeHoldings.com, Inc. (Formerly PrimeSource Communications Holdings, Inc.)

We have audited the accompanying consolidated balance sheet of PrimeHoldings.com, Inc. (formerly PrimeSource Communications Holdings, Inc.) and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PrimeHoldings.com, Inc. (formerly PrimeSource Communications Holdings, Inc.) and Subsidiaries, as of December 31, 1999, and the result of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a deficit in working capital, and has incurred recurring losses. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
April 5, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
and Stockholders of
PrimeHoldings.com, Inc.
(Formerly PrimeSource Communications Holdings, Inc.
and Subsidiaries)


We have audited the accompanying consolidated statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1998, of PrimeHoldings.com, Inc. (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of PrimeHoldings.com, Inc. (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries), for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated stockholders' deficit, has a deficit in working capital, and has incurred recurring losses. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ TANNER + CO.

TANNER + CO.
Salt Lake City, Utah
May 19, 1999

                             PRIMEHOLDINGS.COM, INC.
      (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                           Consolidated Balance Sheet


                                     ASSETS

                                                                                                  December 31,
                                                                                                     1999
                                                                                               -----------------
CURRENT ASSETS
   Cash                                                                                        $          86,657
   Receivables, net of allowance for doubtful accounts
    of $5,832 (Note 2)                                                                                   104,743
   Advances to related party (Note 9)                                                                     26,074
   Prepaid expenses                                                                                       75,158
                                                                                               -----------------
     Total Current Assets                                                                                292,632
                                                                                               -----------------

PROPERTY AND EQUIPMENT (NET) (Note 3)                                                                    599,217
                                                                                               -----------------

OTHER ASSETS
   Other assets, net of accumulated amortization of
    $122,577 (Note 2)                                                                                    671,459
   Deposits                                                                                               21,605
                                                                                               -----------------
     Total Other Assets                                                                                  693,064
                                                                                               -----------------
     TOTAL ASSETS                                                                              $       1,584,913
                                                                                               =================

        The accompanying notes are an integral part of these consolidated financial statements.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                    Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                   December 31,
                                                                                                      1999
                                                                                               -----------------
CURRENT LIABILITIES
   Accounts payable                                                                            $         214,563
   Accrued expenses                                                                                      355,754
   Notes payable - current portion (Note 4)                                                              168,949
   Notes payable - related party (Note 4)                                                                160,408
                                                                                               -----------------
     Total Current Liabilities                                                                           899,674
                                                                                               -----------------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY
   Preferred stock: $0.001 par value, 5,000,000 shares authorized,
    1,698,333 shares issued and outstanding                                                                1,698
   Common stock, $0.0666 par value, 50,000,000
    shares authorized, 11,168,674 shares issued and outstanding                                          343,701
   Additional paid-in capital                                                                          4,179,416
   Accumulated deficit                                                                                (3,839,576)
                                                                                               -----------------
     Total Stockholders' Equity                                                                          685,239
                                                                                               -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $       1,584,913
                                                                                               =================

        The accompanying notes are an integral part of these consolidated financial statements.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                     Consolidated Statements of Operations


                                                                                     For the Years Ended
                                                                                         December 31,
                                                                           -------------------------------------
                                                                                  1999               1998
                                                                           ------------------  -----------------
REVENUES                                                                   $        1,295,188  $         169,298

COST OF REVENUES                                                                      440,662             75,801
                                                                           ------------------  -----------------

GROSS MARGIN                                                                          854,526             93,497
                                                                           ------------------  -----------------

OPERATING EXPENSES
   Amortization and depreciation                                                      210,509             14,555
   Impairment of an asset                                                             312,000             -
   Selling, general and administrative expenses                                     2,336,854            931,304
                                                                           ------------------  -----------------
     Total Operating Expenses                                                       2,859,363            945,859
                                                                           ------------------  -----------------

LOSS FROM OPERATIONS                                                               (2,004,837)          (852,362)
                                                                           ------------------  -----------------

OTHER INCOME (EXPENSES)
   Interest expense                                                                  (147,217)           (89,033)
   Other income                                                                        83,478             19,798
                                                                           ------------------  -----------------
     Total Other Income                                                               (63,739)           (69,235)
                                                                           ------------------  -----------------

LOSS BEFORE INCOME TAXES                                                           (2,068,576)          (921,597)
                                                                           ------------------  -----------------

INCOME TAXES                                                                           -                  -
                                                                           ------------------  -----------------

NET LOSS APPLICABLE TO COMMON STOCK                                                (2,068,576)          (921,597)
                                                                           ------------------  -----------------

   Dividends on convertible preferred stock; unpaid                                   (36,227)            -
                                                                           ------------------  -----------------

NET LOSS                                                                   $       (2,104,803) $        (921,597)
                                                                           ==================  =================

BASIC LOSS PER SHARE                                                       $            (0.22) $           (0.14)
                                                                           ==================  =================

        The accompanying notes are an integral part of these consolidated financial statements.

                                           PRIMEHOLDINGS.COM, INC.
                    (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                          Consolidated Statements of Stockholders' Equity (Deficit)



                                         Preferred Stock             Common Stock          Additional                     Total
                                     ---------------------       ---------------------      Paid-In     Accumulated   Stockholders'
                                     Shares         Amount       Shares       Amount        Capital       Deficit       Deficit
                                     ------         ------       ------       ------        -------       -------       -------
Balance, December 31, 1997                -       $     -      5,578,275     $  14,150    $        -  $   (849,403)    $  (835,253)

Acquisition of Market Lead
  International Corporation               -             -        656,157           930             -             -             930

Issuance of preferred stock
 for cash                            86,667            87              -             -        64,913             -          65,000

Issuance of common stock
 for services                             -             -        726,075        48,357       192,931             -         241,288

Note conversions and payment
 of accrued interest                      -             -        411,772        27,424       384,348             -         411,772

Common stock retired due
 to payment of debt                       -             -       (150,000)       (9,990)        9,990             -               -

Net loss for the year ended
 December 31, 1998                        -             -              -             -             -      (921,597)       (921,597)
                                  ---------       -------     ----------     ---------    ----------  ------------     -----------
Balance, December 31, 1998           86,667       $    87      7,222,279     $  80,871    $  652,182  $ (1,771,000)    $(1,037,860)
                                  =========       =======     ==========     =========    ==========  ============     ===========




        The accompanying notes are an integral part of these consolidated financial statements.

                                           PRIMEHOLDINGS.COM, INC.
                       (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                       Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                         Preferred Stock             Common Stock          Additional                     Total
                                     ---------------------       ---------------------      Paid-In     Accumulated   Stockholders'
                                     Shares         Amount       Shares       Amount        Capital       Deficit       Deficit
                                     ------         ------       ------       ------        -------       -------       -------
Balance, December 31, 1998           86,667       $    87      7,222,279     $  80,871    $  652,182  $ (1,771,000)    $(1,037,860)

Issuance of common stock for
 cash                                     -             -      2,956,742       196,919     1,058,271             -       1,255,190

Issuance of common stock for
 debt                                     -             -        103,986         6,926        97,061             -         103,987

Issuance of preferred shares
 for cash at an average of $0.88
 per share                        1,618,333         1,618              -             -     1,513,380             -       1,514,998

Preferred shares converted to
 common shares                       (6,667)           (7)         6,667           444          (437)            -               -

Common stock issued to acquire
 subsidiary (bCard)                       -             -        500,000        33,300       529,200             -         562,500

Common stock issued to acquire
 subsidiary (Golf Agent USA, Inc.)        -             -        500,000        33,300       278,700             -         312,000

Exercise of warrants at $2.00
 per share                                -             -          9,000           599        17,401             -          18,000

Contribution of capital                   -             -              -             -        25,000             -          25,000

Retirement of shares                      -             -       (130,000)       (8,658)        8,658             -               -

Net loss for the year ended
 December 31, 1999                        -             -              -             -             -    (2,068,576)     (2,068,576)
                                  ---------       -------     ----------     ---------    ----------  ------------     -----------
Balance, December 31, 1999        1,698,333       $ 1,698     11,168,674     $ 343,701    $4,179,416  $ (3,839,576)    $   685,239
                                  =========       =======     ==========     =========    ==========  ============     ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                                       PRIMEHOLDINGS.COM, INC.
                (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                                Consolidated Statements of Cash Flows

                                                                                  For the Years Ended
                                                                                       December 31,
                                                                         ---------------------------------------
                                                                               1999                  1998
                                                                         -----------------     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                              $      (2,068,576)    $        (921,597)
   Adjustments to reconcile net loss to net cash used
    in operating activities:
     Depreciation and amortization expense                                         210,509                14,555
     Bad debt expense (recoveries)                                                  -                     (7,888)
     Stock issued for services                                                      -                    241,288
     Impairment of asset                                                           312,000                -
   Change in Assets and Liabilities:
     (Increase) decrease in accounts receivable                                    (98,243)               32,707
     (Increase) decrease in prepaid expenses                                       (50,496)              (24,662)
     (Increase) decrease in advances to related party                              (26,074)                2,600
     (Increase) decrease in other assets                                           (21,605)               (2,249)
     Increase (decrease) in cash overdraft                                         (36,286)               35,789
     Increase in accounts payable                                                   34,001                52,683
     Increase in accrued liabilities                                                70,774                61,796
                                                                         -----------------     -----------------
       Net Cash Used in Operating Activities                                    (1,673,996)             (514,978)
                                                                         -----------------     -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment and software                                             (874,997)              (29,486)
                                                                         -----------------     -----------------
       Net Cash Used in Investing Activities                                      (874,997)              (29,486)
                                                                         -----------------     -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from notes payable                                                     315,707               585,500
   Payments on notes payable                                                      (468,246)             (106,966)
   Proceeds from issuance of stock                                               2,788,189                65,930
                                                                         -----------------     -----------------

       Net Cash Provided by Financing Activities                                 2,635,650               544,464
                                                                         -----------------     -----------------

NET INCREASE IN CASH                                                                86,657                -

CASH, BEGINNING OF YEAR                                                             -                     -
                                                                         -----------------     -----------------
CASH, END OF YEAR                                                        $          86,657     $          -
                                                                         =================     =================

        The accompanying notes are an integral part of these consolidated financial statements.

                                  PRIMEHOLDINGS.COM, INC.
              (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                      Consolidated Statements of Cash Flows (Continued)

                                                                                  For the Years Ended
                                                                                       December 31,
                                                                         ---------------------------------------
                                                                               1999                  1998
                                                                         -----------------     -----------------
Supplemental disclosures of cash flow information:
   Interest                                                              $          31,812     $          33,613
   Income taxes                                                          $          -          $           -

During 1998, the Company paid debt of $386,000 and associated accrued interest of $25,772 by issuing 411,772 shares of common stock.

During 1998, the Company converted accounts payable of $100,592 to a note payable.

During 1999, the Company paid debt of $100,066 and associated accrued interest of $3,921 by issuing 103,986 shares of common stock.

During 1999, the Company purchased two subsidiaries for 1,000,000 shares of common stock for a combined value of $874,500.

During 1999, a shareholder of the Company transferred some of his shares of stock to satisfy a debt of the Company in the amount of $25,000. This amount has been contributed to capital.


        The accompanying notes are an integral part of these consolidated financial statements.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1 -      ORGANIZATION AND PRESENTATION

              On July 8, 1999, the Board of Directors approved changing the Company's name from PrimeSource Communications Holdings, Inc. to PrimeHoldings.com, Inc.

              On March 5, 1999, the Company acquired 80% of the outstanding stock of bCard, Inc., (a Utah corporation with a wholly-owned Canadian subsidiary) in exchange for $100,000 cash, a $400,000 promissory note and 500,000 shares of restricted common stock. bCard, Inc. was incorporated in January 1999. All financial information of bCard, Inc. has been included in the consolidated financial statement of the Company. The acquisition was accounted for as a purchase with goodwill being recognized of $562,500. bCard, Inc. did not have any operations or assets prior to the acquisition and the minority shareholders did not have any basis in bCard, Inc. Therefore, no minority interest or proforma financial information is presented.

              In July 1999, the Company acquired assets and associated liabilities from a Utah company for $400,000 cash. The assets were recorded in the Company's subsidiary Navilor, Inc. (formerly PrimeSource Net, Inc.) The assets were office equipment and furniture for $250,000 and the software licensing rights for $150,000.

              On October 12, 1999, the Company acquired all issued and outstanding stock of Camelot Holdings, Inc. (a Nevada corporation) in exchange for 500,000 shares of the Company's restricted common stock. Camelot Holdings, Inc. is engaged in developing an online tee time reservation system and had no significant operations prior to 1999. The acquisition was accounted for as a purchase. Camelot Holdings, Inc. later changed its name to Golf Agent USA, Inc. The acquisition was accounted for as a purchase with goodwill being recognized of $312,000. The goodwill was determined to be impaired as of December 31, 1999 because of a significant decrease in market value due to insufficient cash flows and an allowance was established for the $312,000. CamelotHoldings, Inc. did not have any financial operations before the acquisition, therefore, no proforma financial information is being presented.

              On June 30, 1998, PrimeSource Communications Holdings, Inc. (the Company), formerly Market Lead International Corporation, entered into a share exchange agreement and plan of reorganization with PrimeSource Solutions, Inc. (formerly PrimeSource Communications, Inc.) whereby the Company acquired all of the issued and outstanding common stock of PrimeSource Solutions, Inc. in exchange for 5,577,275 shares of the Company's common stock. The business combination has been accounted for as a recapitalization, therefore, all assets and liabilities have been reflected at historical cost.

              On December 31, 1998, PrimeSource Communications Holdings, Inc. (the Company) entered into a stock purchase agreement accounted for as a pooling with UniQuest Communications, Inc. whereby the Company acquired all of the issued and outstanding common shares of UniQuest Communications, Inc., in exchange for 1,000 shares of the Company's common stock.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1 -      ORGANIZATION AND PRESENTATION (Continued)

              The consolidated financial statements at December 31, 1998 assume the acquisition of PrimeSource Solutions, Inc. and UniQuest Communications, Inc. (the subsidiaries) by the Company, as of January 1, 1997. Because the shares issued in the acquisition of PrimeSource Solutions, Inc. represent control of the total shares of the Company's common stock issued and outstanding immediately following the acquisition, PrimeSource Solutions, Inc. is deemed for financial reporting purposes to have acquired the Company in a reverse acquisition. The business combination has been accounted for as a recapitalization of PrimeSource Solutions, Inc. giving effect to the acquisition of 100% of the outstanding common shares of PrimeSource Solutions, Inc.

              At December 31, 1998, the financial statements reflect the assets and liabilities of PrimeSource Communications Holdings, Inc., PrimeSource Solutions, Inc., and UniQuest Communications, Inc. at their historical book value and the historical operations of the Company are those of the Company and its subsidiaries. At December 31, 1998, the issued common stock was that of the Company and the accumulated deficit was that of the subsidiaries.

              During 1999 and 1998, PrimeHoldings.com, Inc. and Subsidiaries were engaged primarily in telecommunications services, event registration services and electronic data extraction services.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

              a.  Going Concern

              At December 31, 1999, the Company had a deficit in working capital and has incurred losses since inception. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              The Company's ability to continue as a going concern is subject to the attainment of profitable operations and/or obtaining necessary funding from outside sources. The Company plans to increase sales from its new electronic processing services division and to expand sales in its electronic business card distribution business. The Company is also currently seeking additional capital through both private and public sources.

              b.  Estimates in Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
              (Continued)

              c.  Principles of Consolidation

              The consolidated financial statements include the accounts of the Company, and its subsidiaries Navilor, Inc., Uniquest Communications, Inc., bCard, Inc., and GolfAgent USA, Inc. All significant intercompany balances and transactions have been eliminated.

              d.  Concentration of Credit Risk

              Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

              The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not
              exposed  to  any   significant   credit  risk  on  cash  and  cash
              equivalents.

              e.  Cash and Cash Equivalents

              For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

              f.  Property and Equipment

              Property and equipment are stated at cost. Depreciation on furniture, equipment and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets, primarily from three to ten years.

              g.  Income Taxes

              Deferred  income taxes are provided in amounts  sufficient to give
              effect  to  temporary   differences   between  financial  and  tax
              reporting.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
              (Continued)

              h.  Basic Loss Per Share

              The basic loss per share is calculated using basic and fully diluted weighted average common shares of 9,364,000 and 6,452,000 for 1999 and 1998, respectively. Common stock equivalents are not included in diluted earnings per share when their effect is antidilutive.

                                                       For the Year Ended
                                                       December 31, 1999
                               -------------------------------------------------------------
                                     Loss                 Shares                Per Share
                                    (Numerator)          (Denominator)           Amount

              Net loss         $       (2,068,576)           9,364,000     $           (0.22)
                               ==================    =================     =================


                                                    For the Year Ended
                                                     December 31, 1998
                               -------------------------------------------------------------
                                     Loss                 Shares                Per Share
                                    (Numerator)          (Denominator)           Amount

              Net loss         $         (921,597)           6,452,000     $           (0.14)
                               ==================    =================     =================

              i.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              j.  Revenue Recognition Policy

              The Company recognizes revenues from its event registration services upon the completion of each event for all revenues associated with that event. Revenue is recognized monthly from its electronic data extraction services for all data extracted and delivered to customers in that month. The Company has no material obligation to provide additional services after an event or after delivery of extracted data. Revenue is recognized from telecommunications services marketing as commissions are earned and received by the Company.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
              (Continued)

              k.  Other Assets

                                                                       Net
                                                    Accumulated     Book Value
                            Term          Cost     Amortization        1999
                           ----------  ----------  ------------    -----------
               Goodwill   5 years     $  562,500    $  84,375      $   478,125
               Software   3 years         81,536       33,202           48,334
               License    15 years       150,000        5,000          145,000
                                      ----------    ---------      -----------
                                      $  794,036    $ 122,577      $   671,459
                                      ==========    =========      ===========

              The amortization expense for December 31, 1999 and 1998 was $104,577 and $4,000, respectively.

              The license represents the Company's fully-paid, perpetual, exclusive and non-assignable right to use, modify, alter, enhance, change and revise the source code for the data extraction software to extract handwritten data from forms and convert it to electronic files. Based upon the Company's knowledge of the technology and the market demand for this service, the Company has projected that the useful life of the licensed technology is fifteen years.

              All long lived assets are evaluated for impairment per SFAS 121 whenever events or circumstances indicate. Any impairment in value is recognized as an expense in the period when the impairment occurs.

NOTE 3 -      PROPERTY AND EQUIPMENT

              Property and equipment consists of the following:

                                                    December 31,
                                                       1999
                                                -----------------
              Furniture                         $          50,395
              Equipment                                   509,869
              Leasehold improvements                      162,660
                                                -----------------
                                                          722,924
              Less: accumulated depreciation             (123,707)
                                                -----------------
                                                $         599,217
                                                =================

              The depreciation expense for December 31, 1999 and 1998 was $105,932 and $10,555, respectively.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 4 -      NOTES PAYABLE

              The Company had the following notes payable at December 31,:

                                                                         1999
                                                                      ---------
              Line-of-credit agreement with an independent
                company, which allows the Company to borrow a
                maximum of $300,000, which was reduced to
                $168,000 in January 2000. The line-of credit
                bears interest at prime plus 3% (11.5% at
                December 31, 1999). The line-of-credit matures on
                January 31, 2001, and is secured by accounts
                receivable.                                           $ 168,949

              Notes payable to stockholders of the Company,
                unsecured, amounts ranging from $10,000 to
                $50,000. The notes bear interest ranging from 10%
                to 13%, and are due on demand.                          110,000

              Unsecured notes payable to stockholders and/or
                investors. Due in 1999 with interest ranging from
                17% to 32%.                                              50,408
                                                                      ---------
              Total notes payable                                       329,357

              Less current portion                                     (329,357)
                                                                      ---------
              Long-term portion                                       $       -
                                                                      =========


              Maturities of notes payable are as follows:

                      Years Ending
                      December 31,
                            2000                                      $ 329,357
                            2001                                              -
                            2002                                              -
                            2003                                              -
                            2004                                              -
                                                                      ---------
                                                                      $ 329,357
                                                                      =========
NOTE 5 -      CAPITAL STOCK

              Common Shares

              Holders of outstanding common shares are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the common shareholders at the time. Any preferred shares outstanding will be entitled to preferential payments described below before any distribution to common shareholders.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 5 -      CAPITAL STOCK (Continued)

              Preferred Shares

              The Board of Directors is authorized to designate series of preferred shares and to determine and fix the relative rights and preferences governing those shares.

              As of December 31, 1999, Preferred shares issued and outstanding consisted of Preferred "A" and Preferred "B" shares and Series "C" Preferred shares. The following describes the rights and preferences of the "A", "B" and "C" shares.

              Series "C" Preferred shares are entitled to receive dividends at the rate of $0.12 per share per year payable at such intervals as the board of directors may from time to time determine. The specified dividends are cumulative.

              Series "C" Preferred shares may be converted into three and one-third (3.33) shares of common stock upon the request of the holder. Additionally, upon conversion, each holder shall be entitled to receive one share of common stock for every $0.33 of unpaid accumulated dividends.

              The Company issued Series "C" Preferred shares before the Company updated its articles of incorporation. Such issuances may be in violation of applicable laws. Subsequently, the Company has amended its Articles to authorize the preferred shares. The Company is not aware of any asserted or unasserted claims from any individuals or federal and state authorities regarding this issue.

              Preferred "A" and Preferred "B" Shares bear simple interest at 10% per annum payable annually within 60 days after the end of the prior fiscal year. In the event the Company does not pay the interest when due, it will accumulate and bear interest at the same rate from the end of the last fiscal period for which interest is due.

              Preferred "A" and Preferred "B" Shares have identical voting rights as the outstanding common shares of the Company. Preferred Shares will have preferential rights to the assets of the Company before the common shares in the event of dissolution or liquidation.

              Preferred "A" and Preferred "B" Shares bear an optional conversion privilege. If at any time a holder, in their sole discretion, desires to convert all or part of their preferred shares to common shares, the holder may do so upon fourteen (14) days written notice to the Company. The conversion rate into common shares is one for one.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 5 -      CAPITAL STOCK (Continued)

              Preferred "A" and Preferred "B" Shares bear a call provision on behalf of the Company. The Company may, in its discretion, call for the conversion of the preferred into common on a mandatory one for one basis if and when, and only if and when, the public market price in the over-the-counter securities markets or other publicly traded securities medium is at $2.50 on the bid for (5) consecutive trading periods. In the event the Company exercises this mandatory call conversion feature, preferred shareholders will be given notice and their shares will automatically become, by operation of law, common shares at the expiration of the notice.

              Preferred "A" and Preferred "B" Shares carry a warrant to purchase one common share for each preferred share held. The purchase price is $1.50 per common share and may be exercised in whole or in part at the discretion of the holder during a three year period. Any conversion or call of the preferred shares will not affect the warrants. The Company will have a thirty (30) day option in which to call the warrants which will require the holders to either exercise the warrants or return the warrants to the Company for redemption at the nominal price of $0.05 per warrant. The call may be issued by the Company if the bid price for the Company's shares in public markets is $2.50 for any five (5) consecutive trading day period. Shares issued upon exercise of the warrants will be "restricted" pursuant to applicable securities laws and regulations, primarily Rule 144 under the Securities act of 1933. This means that those shares will have to be held by the shareholders at least one (1) year before being eligible for sale under that Rule.

              During 1999, the Company issued stock offerings and sale of securities under Regulation D. The issuance of this stock may have deviated from the limitation noted under Regulation D. The Company feels if there was a deviation from the terms that it made a good faith and reasonable attempt to comply with all applicable terms and conditions and such deviation would be considered insignificant.

NOTE 6 -      STOCK SPLIT

              As part of the reverse acquisition described under note 1, PrimeSource Communications Holdings, Inc. had a reverse stock split exchange of one share received for every 1.33 shares owned.

              The financial statements have been adjusted to reflect the stock split on a retroactive basis.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 7 -      INCOME TAXES

              At December 31, 1999 and 1998, the Company has net operating loss carryforwards available for income tax purposes. As shown in the table below, no amounts have been recognized in the financial statements for the benefit of these losses due to the uncertainty as to whether they will ultimately be realized. The amount and utilization of the net operating losses for income tax purposes may be substantially limited due to changes in ownership when the subsidiaries were acquired. The net operating loss carryforward available for tax purposes as of December 31, 1999 is approximately $3,560,000, which begins to expire in 2010.

              Deferred taxes consist of future assets attributable to the following at December 31:

                                                         1999          1998
                                                    ------------   -----------

                  Net operating loss carryforward   $  1,790,000   $   602,000
                                                    ------------   -----------

                  Total deferred tax asset             1,790,000       602,000

                  Less valuation allowance            (1,790,000)     (602,000)
                                                    ------------   -----------

                  Net deferred tax asset            $     -        $    -
                                                    ============   ===========

NOTE 8 -      COMMITMENTS AND CONTINGENCIES

              The Company leases an office building under a noncancellable operating lease agreement which expires in 2003. Future minimum rental payments for this lease are approximately as follows:

                      2000                    $              227,820
                      2001                                   228,791
                      2002                                   113,239
                      2003                                    78,431
                      2004                                     4,141
                                              ----------------------

                                              $              652,422
                                              ======================

              Rental  expense on operating  leases for the years ended  December
              31,  1999  and  1998  was  approximately   $153,320  and  $31,000,
              respectively.

              The Company's subsidiary, bCard, Inc., is a defendant in a federal lawsuit, all in the ordinary course of business. The lawsuit alleges patent infringement and related alternative caused of action and plaintiffs request unspecified, compensatory and punitive damages. Subsequent to year end, the plaintiffs voluntarily dismissed the action. Outside counsel for the Company believes that the plaintiffs will file a similar lawsuit in state court and at this stage, cannot offer an opinion as to the probable outcome. No accrual has been made for this contingency as the Company believes that the chances of a meterial loss are remote.

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 9 -      RELATED PARTY TRANSACTIONS

              The following related party transactions and balances exist in addition to those identified in other notes to the financial statements:

              Accrued expenses as of December 31, 1998 includes consulting fees payable for several months services to Company stockholders of approximately $89,000. The associated expenses recorded for 1998 was approximately $102,000.

              Interest expense recognized in 1999 and 1998 related to notes payable to stockholders was approximately$59,000 and $22,000, respectively.

              In 1998, the Company issued convertible debt to relatives of management in the amount of $18,000. The debt was converted to common stock during 1998.

              Advances to related party as of December 31, 1999 represents the net amount of advances to officers/stockholders of the Company. Advances to related parties consist of travel and payroll advances totaling $26,074.

              During 1998, the Company paid consulting fees in connection with the reverse acquisition to a company controlled by a member of its board of directors through issuing 328,075 shares of common stock valued at $21,850.

NOTE 10 -     STOCK WARRANTS

              The following table summarizes information about stock warrants issued during 1999 and outstanding at December 31, 1999. Warrants were issued in connection with conversions of notes payable and sales of preferred stock during 1998.

                            Warrants Outstanding                          Warrants Exercisable
                  -----------------------------------------      ---------------------------------------
                                                 Weighted
                                                 Average
                                  Number         Remaining       Weighted       Number         Weighted
                  Range of      Outstanding     Contractual      Average      Exercisable       Average
                  Exercise          at             Life          Exercise          at           Exercise
                   Prices        12/31/99        (Years)          Price         12/31/99         Price
                  --------      -----------     -----------      --------     -----------      ---------
               $ 1.30 to 1.75    2,125,000         2.0          $  1.41        2,125,000        $  1.41
               ==============    =========         ===          =======        =========        =======

                            PRIMEHOLDINGS.COM, INC.
     (Formerly PrimeSource Communications Holdings, Inc. and Subsidiaries)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 11 -     SIGNIFICANT SOURCES OF REVENUES

              During 1999 and 1998, the Company received revenues and/or commissions from the sale of event registration services and electronic data extraction from two unrelated companies, which accounted for a significant portion of revenues.

              Approximate revenues from these companies were as follows:

                                                 1999            1998
                                            -----------     -------------

                           Company 1        $    92,067     $     162,000
                           Company 2            260,000            -
                                            -----------     -------------
                                            $   352,067     $     162,000
                                            ===========     =============

NOTE 12 -     SEGMENT INFORMATION

              The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

              There are three reportable segments: event registration services including distribution of electronic business cards, electronic data extraction services and telecommunications services marketing. The event registration services segment consists of electronic data cards (" smart cards") used as a medium to manage information on attendees at trade sows and other events and the rental of devices used to read the cards. The electronic data extraction segment consists of software and hardware technology to electronically extract and manage handwritten data from paper documents. The telecommunications services marketing segment sells a variety of long distance, Internet access and related services provided by an unrelated company.

              The   accounting   policies   applied  to  determine  the  segment
              information are the same as those described in the summary of significant accounting policies.

              Financial information with respect to the reportable segments follows:

                                                                    Electronic
                                                       Event            Data         Telecom-
                                                    Registration     Extracting     munications          Total
                                                   -------------     -----------    -----------      -------------
               Revenue from external customer      $   1,024,184     $   178,937    $    92,067      $   1,295,188

               Depreciation and amortization             173,471          27,805          9,233            210,509

               Segment loss                           (1,349,016)       (557,337)      (162,223)        (2,068,576)